Still Here, Still Independent, Still Committed To You!

Standing Strong

because people are banking on us.



WB&T Officers

WILSON
Bank & Trust

Community Financial Centers

2008 ANNUAL REPORT

2008 Annual Report

Table Of Contents



WILSON BANK AND TRUST

For more information:
Wilson Bank & Trust
623 West Main Street
Lebanon, Tennessee 37087
(615) 444-BANK (2265)

www.wilsonbank.com

BOARD OF DIRECTORS



Standing from left: Jimmy Comer, Jerry Franklin, Marshall Griffith, John Freeman, John R. Trice, Charles Bell, Jack Bell

Seated from left: James Anthony Patton, Mackey Bentley, Elmer Richerson, Randall Clemons, Harold Patton, Bob VanHooser

Charles Bell
Horn Springs Angus Farm

Jack Bell
Jack W. Bell Builders, Inc.

Mackey Bentley
Bentley's Air Conditioning, Inc.
Chairman - Wilson Bank Holding Company

Randall Clemons
President/CEO — Wilson Bank Holding Company
Chairman/CEO —Wilson Bank & Trust

Jimmy Comer
Comerica Enterprises

Jerry Franklin
Retired Businessman

John Freeman
Retired Businessman

Marshall Griffith
Evergreen Company

Harold Patton
Retired Businessman

James Anthony Patton
Mid Tenn Technologies

Elmer Richerson
Executive Vice President —
Wilson Bank Holding Company
President — Wilson Bank & Trust

John R. Trice
Businessman/Farmer

Bob VanHooser
Retired Banker

TO OUR SHAREHOLDERS



The year of 2008 was a unique time in our nation as we experienced difficult economic times, but our 21 years of conservative operation helped to lessen the impact on our results. The total assets of the 22 offices of Wilson Bank & Trust totaled $1.4 billion at December 31, 2008 representing a $72 million increase, or 5.4 percent.

Our record earnings for 2008 were $11.398 million representing a 4.2 percent increase over 2007. Our earnings per share diluted increased $.04, book value increased by $1.25 per share and we paid 36.81% of earnings in dividends even though we increased our loan loss reserve by $2.665 million as we brace for continued deterioration in the economy.

As you read this annual report, you will see our focus on financial strength which we believe to be the top priority in present times.

On January 6, 2008 we opened our 21st office at Church Street in Murfreesboro which has greatly enhanced our Rutherford County operation. On March 4, 2008 we opened our Mortgage Center at 1436 West Main in Lebanon which is our 22nd location. This addition expanded our mortgage operation and provided us with additional work space at our Main Office.

The Nashville Business Journal recently reported Wilson Bank & Trust as the 7th largest bank, 9th largest residential mortgage lender and 14th largest commercial lender in the Nashville Metropolitan statistical area.

As we look to the future, we have acquired real estate for locations at Providence Place in Mt. Juliet and Medical Center Parkway in Murfreesboro. Construction on these offices will not begin until we believe economic conditions in our market have stabilized.

Our theme for this coming year is "Relationship 2009" as we focus on expanding our present customer relationships and developing new ones.

Sincerely,

Randall Clemons

Randall Clemons
President/CEO
Wilson Bank Holding Company
Chairman/CEO— Wilson Bank & Trust

Elmer Richerson

Elmer Richerson
Executive Vice President
Wilson Bank Holding Company
President— Wilson Bank & Trust

EXECUTIVE MANAGEMENT TEAM



Standing from left: Clark Oakley, Senior Vice President/East Region; John Goodman, Senior Vice President/West Region; Barry Buckley, Senior Vice President/South Region; Ralph Mallicoat, Senior Vice President/Senior Credit Officer; Ken Dill, Senior Vice President/Commercial Loan Officer; Christy Norton, Senior Vice President/Operations; Larry Squires, Senior Vice President/Certified Financial Planner™ & Raymond James Branch Manager

Seated from left: Gary Whitaker, Executive Vice President/Senior Lender; Elmer Richerson, President; Randall Clemons, Chairman/CEO; Lisa Pominski, Senior Vice President/CFO; John McDearman, Executive Vice President/Central Region

WILSON Bank & Trust

Community Financial Centers

About our Strength

A strong bottom line has been a trademark of Wilson Bank & Trust since its first month of operation in 1987. Over the last 21 years, a growing number of employees, shareholders and patrons have relied on WB&T's continued success. Their confidence has been consistently reinforced by profitable numbers and the support of more and more Middle Tennessee communities.

In trying economic times symbolized by the failure of well-known national institutions, what is it that allows Wilson Bank & Trust to keep going strong?

At the core of our success is a commitment to independent, locally-based banking. Building on this foundation, many of the factors that contribute daily to our overall strength are outlined in the following pages.

Mission Statement

The mission of Wilson Bank Holding Company is to maximize its sustainable earnings while being a responsible business that renders high quality service to customers through the efforts of fairly treated employees.

The company will offer banking services to meet the needs of the community it serves while assuring equal access to credit for everyone. The management and staff of the bank are to operate the bank in a sound manner to provide a proper return on assets. Great things happen when management, employees and directors work together as a team.

STABILITY



Stability at WB&T fosters lasting professional relationships and valued friendships, like the one between Tennessee Boulevard Office Manager Katha Wrye and longtime customer James Pope.

In an era when mergers, sales and acquisitions have become part of the everyday landscape in banking, dependability and consistency can be hard to come by. For most organizations that are small enough to make local decisions and really get to know their customers, even prosperity can lead to a change in ownership and a more corporate approach to doing business.

At WB&T, our decision to choose our own path - by remaining independent - has helped us build a solid foundation and become more financially sound. We also provide a strong sense of stability for our customers through consistent service, familiar faces at neighborhood offices and executives that are always nearby and accessible.


WILSON
Bank & Trust
EST. 1987

TRUST

Over the years, our brand of hometown, relationship-centered banking has given us a strong and trustworthy reputation in each of the communities we serve. It's clear we have a unique ability to instill confidence in our patrons, and even the newest customers of Wilson Bank & Trust quickly come to realize that our bank, and our bankers, can be counted on as good stewards of their funds. Getting to know so many of our customers on a personal level strengthens that bond even more. It's no coincidence that 'trust' is part of our name, and it comes as no surprise that customer loyalty is something we witness every day.


KARLA ZAC

Bro. W. L. Baker of Lebanon has put his trust in Wilson Bank & Trust since 1991, and staff members like Shirley Carlile (right) and Karla Zachary have felt privileged to get to know him personally over the years.

RESOURCES



South Church Street Staff:
Standing from left: Michael Hazlett, Stacey Jernigan, Crystal Cunningham
Seated from left: Misty Whaley, Jamie Haynes, Reba Tobin, Barry Buckley, Marsha Logue



Our newest full-service location at South Church Street in Murfreesboro opened on January 6, 2008.

For an organization to have sustained success, especially a bank that is determined to remain independent, financial backing is crucial. Thanks to a growing customer base and support at new neighborhood offices, Wilson Bank & Trust is not only equipped against loss, but also well-positioned for continued growth. The bank possesses more than $1.4 billion in total assets, with capital in excess of $125 million. Our resources are more extensive, and bring about more opportunities, than might be expected from a locally-owned, community-based bank.

EXPERIENCE



Employees with 15 or more years of experience with WB&T:

Standing from left: Sue Ann Bragg, Charlene Baker, Shirley Carlile, Debbie Callis, Katha Wrye, Sue Barnes, Brenda Eubanks, Larry Squires, Audrey Joyner, Barbara Waynick, Darlene Dickens, Sherry Strunk, Linda Smith, Becky Taylor, Randall Clemons, Lisa Pominski, Elmer Richerson, Christy Norton

Seated from left: Michelle Lawrence, Billie Sue Agee, Dana Jones, Becky Williams, Kay Johnson, Kathy Hesson, Norma Walker

Practical knowledge from years of banking is something our bank offers in abundance. It starts at the top, as CEO Randall Clemons and President Elmer Richerson have served for more than 75 years in the industry combined. Regional executives at Wilson Bank & Trust have spent a great deal of time working in the financial field and have been part of the bank's growth for a good portion of its existence. At each neighborhood office, financial veterans lead the way and teams of seasoned professionals are the standard. In lending, our staff's collective experience leads to top-rate service and gives WB&T the ability to make loan decisions quickly and locally.

NEIGHBORS



Community Bank
of Smith County
Member FDIC
FAMILY FUN DAY
HERE SATURDAY
MAY 10 9-2
CBS
CBS Community Bank
of Smith County
FAMILY FUN DAY

Community is not just an important idea at Wilson Bank & Trust; it's an integral part of our organizational culture. We take the time and effort to stay actively involved in every neighborhood we serve, and we genuinely care about the people and places that help make us what we are. More than a good corporate citizen, our bank is at various times a host, participant, supporter, contributor and partner for countless local efforts and events. Our involvement translates to tremendous awareness in our communities, and it continually enhances our solid reputation.



Oktoberfest

GROWTH



Mortgage Center Staff:
Back row, from left: Troy Putman, Barbara Waynick, Heather Eirschele, Melissa Moore, Stacey Johns, Cindy Styles
Front row, from left: Pat Galyean, Amelia Vance, Phyllis Jamison, Janet Corley

Every community is different, but Wilson Bank & Trust has been met with a warm reception and strong support each time the decision is made to expand our unique brand of banking to a new area. Knowledgeable leaders guided the bank to $92 million in loan growth in 2008, highlighted by the addition of a dedicated center for mortgage services in Wilson County, and the largest market share increase among all banks in Rutherford County. With capital available to support future growth, our bank will continue to take advantage of opportunities to build on its success when the timing is right.


LET US PUT
EXTREMELY LOW
MORTGAGE RATES
TO WORK FOR YOU
WILSON
Bank & Trust
MORTGAGE LOAN CENTER

TOP 10 MORTGAGE ORIGINATOR*

Our new Mortgage Loan Center located on West Main Street in Lebanon opened March 4, 2008.

*Source: Nashville Business Journal 2008 & 2009 Book of Lists



Younger families like John and Kristen Maggart's (right) appreciate the availability and convenience of products like Identity Protection, but also enjoy the fact that bankers like Brandi Goodall can complement WB&T's electronic services with friendly, personal care.

The means by which a company can reach and serve its customers are evolving, and WB&T is using technology to its advantage. By offering more electronic-based products, features and statements, we continually try to make our services as fast, convenient, inexpensive and simple as possible for our customers. In doing so, we are also becoming a more efficient and eco-friendly institution.


IDENTITY
PROTECTION
WITH
CREDIT
MONITORING
Identity theft can happen to anyone.
Be sure your family is protected!

HEART

Close personal relationships come with the territory at Wilson Bank & Trust. Aside from getting to know our customers within the context of providing financial services, we take pride in doing our part and making a difference in the lives of our friends and neighbors. Going the extra mile and helping out in the community are common among our caring staff, and as a bank we are grateful for the opportunity to continuously support schools and charitable organizations throughout our service area. The appreciation and support we earn through these efforts is tremendous, but being more than a bank to our customers is rewarding in itself, and pulling together for all kinds of important causes continues to make us a stronger company.


WILSON BANK & TRUST
In-School Banking
WILSON
Bank & Trust
In-School
Banking
Wilson Bank & Trust
1,000,000
WBT $1,000,000 SAVED
WILSON
Bank & Trust
$1,000,000 Saved
I'M A SUPER SAVER!
ONE MILLION DOLLARS

WB&T stays involved and in touch with local schools through its In-School Banking program, which has helped Middle Tennessee elementary students save more than $1,000,000 over the last eight years.


SHERRY'S RUN
Community Financial Center

By actively supporting activities like Relay for Life, Sherry's Run and Go Red for Women, among many others, bank employees make a real difference in their communities.

STANDING STRONG


RAYMOND JAMES NATION
"THE BLUES
The Year of the Farmer
2008
WILSON Bank & Trust
FARMER OF THE DA
Sponsored by your friends at
Wilson Bank & Trust

Customers
Employees
Community

Stability, trust, resources, experience, growth, technology, heart and a neighborly outlook are qualities that have made Wilson Bank & Trust a strong institution, and have allowed us to achieve great things in 21 years. These traits can continue to fuel our success well into the future if we continue to develop and build upon them. Moving forward amid an uncertain economic environment, our pledge is to utilize our considerable strengths to meet our bank's mission: to maximize sustainable earnings while being a responsible business that renders high quality service to customers through the efforts of fairly treated employees.

With so many advantages working for us, we look forward to this ongoing challenge.

COMMUNITY FINANCIAL CENTERS

WILSON Bank & Trust

WILSON

Main Office
623 West Main Street
Lebanon, TN 37087
444-2265

Baddour Office
1444 Baddour Parkway
Lebanon, TN 37087
444-7560

Tennessee Boulevard Office
200 Tennessee Boulevard
Lebanon, TN 37087
443-6178

Super Banking Center
Wal-Mart Supercenter
615 S. Cumberland
Lebanon, TN 37087
443-6293

Castle Heights Avenue North Office
1130 Castle Heights Avenue North
Lebanon, TN 37087
443-0492

Watertown Office
402 Public Square
Watertown, TN 37184
237-3302

Gladeville Office
8875 Stewarts Ferry Pike
Gladeville, TN 37071
443-6522

Mt. Juliet Office
1476 North Mt. Juliet Road
Mt. Juliet, TN 37122
754-0600

Hwy. 70-Mt. Juliet Office
11835 Lebanon Road
Mt. Juliet, TN 37122
773-7841

Leeville-Hwy. 109 Office
40 Hwy. 109 North
Lebanon, TN 37090
453-1086

Mortgage Center
1436 West Main Street
Lebanon, TN 37087
444-2824

WILSON Bank & Trust

DAVIDSON

Hermitage Office
4736 Andrew Jackson Parkway
Hermitage, TN 37076
885-0040

Donelson Office
217 Donelson Pike
Donelson, TN 37124
232-5925

RUTHERFORD

Jackson Heights Office
802 N. W. Broad Street
Murfreesboro, TN 37129
867-7777

Memorial Boulevard Office
3110 Memorial Boulevard
Murfreesboro, TN 37129
904-6350

South Church Street Office
2640 South Church Street
Murfreesboro, TN 37127
904-6330

Smyrna Office
210 Commerce Drive
Smyrna, TN 37167
904-6300

TROUSDALE Bank & Trust

Hartsville Office
127 McMurry Boulevard
Hartsville, TN 37074
374-4133

DeKalb Community Bank

Smithville Office
576 West Broad Street
Smithville, TN 37166
597-4663

Alexandria Office
306 Brush Creek Road
Alexandria, TN 37012
529-4663

Auburntown ATM
508 Poplar Bluff East
Auburntown, TN 37016

Community Bank of Smith County

Carthage Office
1300 Main Street North
Carthage, TN 37030
735-3990

Gordonsville Office
7 New Middleton Highway
Gordonsville, TN 38563
683-3990



TROUSDALE
Hartsville
Community Bank of Smith County Carthage
SMITH
Community Bank of Gordonsville
Castle Hts. Av. N.
Baddour Pkwy.
Main
TN. Blvd.
Mt. Juliet
Mortgage Center
Super Banking Center
Hermitage
Donelson
Hwy. 70 Mt. Juliet
Leeville 109
DAVIDSON
WILSON
Gladeville
Watertown
Alexandria
DEKALB
DeKalb Community Bank Smithville
Smyrna
Memorial Blvd.
Jackson Heights
RUTHERFORD
Auburntown
CANNON
South Church St.

Full Service Saturday Banking

Internet Office
www.wilsonbank.com

Community Financial Centers

WILSON Bank & Trust — TROUSDALE Bank & Trust — DeKalb Community Bank — Community Bank of Smith County

Offices of Wilson Bank & Trust Lebanon, TN

COMMUNITY BOARDS & COUNCILS

WILSON Bank & Trust
COMMUNITY COUNCIL

Lebanon
Bobby Beadle
Claudean Bissinger
David Brooks
Sandy Bumbalough
Johnny Bush
Anna-Lee Cockrill
Dr. Scott Giles
Joanna Hellum
Seth McDowell
Bobby Naylor
Ron Nowling
Adrian Qualls
Dr. Sharon Roberts
Doug Shepherd
Jerry Young, Jr.

Watertown
Brenda Allison
Lisa Chesley
Edsel Floyd
Lounita Howard
Gerald Lamberson
Michael Summers

Gladeville
David Liddle
Gene S. Jones
Johnnie G. Ricketts
Glenn Segroves
Daryl Spicer
Carole Towns
Tommy Williams
Cathy York

Mt. Juliet
Steve Brown
Dennis Buchanan
Dell Gibson
Chuck Groover
Judy Hughes
Randolph Moore
Jeff Rowlett
Richard Watts
Don Wharton

Leeville
Larry Davis
Randy Hall
J. Gary Jones
Margaret Jones
Claude Jordan
Gary McCaleb
Carl Price
Carol S. Thayer
Eddie Tomlinson

Donelson/Hermitage Advisory Board
Don Bass
Frank Batson
Luther Clemons
Don Henderson
Doug Raines
Bill Lafollette
Paul Martin
Mike Primm
Jane Schnelle
George Thomas
Brad Upchurch

Rutherford County Community Board
Sandra Bolin
Joyce Ewell
Angela Greene
Beth Bragg Jennings
Laurie Knowles
Ray Lee
Edwin McKnight
Hoyte Owen, Jr.
John O. Phillips
Derek Raborn
Stan Vaught
Jarrod R. Ward
Patricia Whitaker

TROUSDALE Bank & Trust

Community Board
Mark Beeler
Mike Cornwell
Sandy Ford
Jerry Helm
Kenny Linville
Ron Moreland

Community Bank of Smith County

Carthage & Gordonsville Offices— Community Board
Charles Bell
Jimmy Comer
Phyllis Eckel
Mack Gann
Charlie Bob Hughes
Ben Lynch
Richard Rutherford, MD
Steve Wilmore, Chairman

DeKalb Community Bank

Smithville & Alexandria Offices— Community Board
Bryna Ashford
Jack Bell
Phillip Cantrell
W. Michael Corley
Mike Foster
Deloy Kirby
Larry Knowles
Jeff McMillen, Chairman
John R. Trice
Robert Van Hooser

Smithville Community Council
Brenda Billings
Lynn Caldwell
Jeff Cantrell
Richard Close
Billie D. Cook
Donny Green
Ryan Magness
Kevin Means
Gordon Parham
Dee Dee Johnson
Jerry Scott
Nora Young

Alexandria Community Council
Ralph Agee, Jr.
Harold Ashford
Joann Floyd
John David Foutch
Wanda Hillesheim
Jason Lohorn
Jimmy Mullinax
Charles Robinson
Lou Ann Snyder
Wesley Suddarth, DDS

WILSON Bank & Trust

Community Financial Centers

TROUSDALE Bank & Trust · DeKalb Community Bank · Community Bank of Smith County

Offices of Wilson Bank & Trust Lebanon, TN

OFFICERS

Cynthia Agee	Vice President	Smithville
Lynne Agee	VP/Mortgage Loan Specialist	Main Office-Loan Dept.
Mary Allen	CSR Officer	Gordonsville
Veronica Anderson	Financial Advisor	Main Office-Investment Dept.
Curt Baker	Loan Officer	Main Office-Loan Dept.
Ricky Baker	Assistant Office Manager	Alexandria
Ron Ballard	Residential Loan Officer	Main Office-Loan Dept.
Kevin Bandy	AVP/Office Manager	Alexandria
Gentry Barnes	DeKalb County President	Smithville
Ron Barnes	Collections Officer	Main Office-Collections Dept.
Lisa Beal	Loan Officer	Hartsville
Colleen Blane	Assistant Office Manager	Memorial Blvd.
Jill Booker	Assistant Office Manager	Castle Heights
Sue Ann Bragg	Vice President/Human Resources Director	Main Office-Human Resources
Angie Brimm	AVP/Assistant Office Manager	Gordonsville
Nancy Brooks	CSR Officer	Carthage
Shannon Bruff	Assistant Office Manager	Jackson Heights
Rita Bryan	AVP/Loan Officer	Jackson Heights
Barry Buckley	Southern Regional President	Memorial Blvd.
Carol Burlison	Assistant Office Manager	Wal-mart
Debbie Callis	AVP/Information Systems Officer	Main Office-Information Services
Shirley Carlile	Personal Banker Officer	Main Office-New Accounts
Bernie Christian	VP/Office Manager	Leeville/109
Phillip Clemmons	Loan Officer/Assistant Office Manager	TN Blvd.
Randall Clemons	CEO & Chairman of the Board	Main Office-Executive Offices
Chad Colwell	VP/Assistant Office Manager	Smithville
Lisa Cook	Assistant Office Manager	Mt. Juliet
Phillip Cripps	AVP/Loan Officer	Smithville
Tammy Crook	CSR Officer	Smithville
Glen Cross	AVP/Electronic Banking Manager	Main Office-EFT Dept.
Lynn Daugherty	AVP/Office Manager	Watertown Office
Brad Davis	Loan Officer	Main Office-Loan Dept.
Dale Dies	VP/Assistant Office Manager	Hartsville
Ken Dill	Sr. Vice President/Commercial Loan Officer	Main Office-Loan Dept.
Mark duBarry	Vice President/Technology Director	Main Office-Information Services
Lois Duke	Personal Banker Officer	Smithville
Janice Durnberger	AVP/Office Manager	Mt. Juliet-Hwy 70
Brenda Eubanks	Receptionist	Main Office
Mike Flanagan	CPA, Certified Financial Planner™	Main Office-Investment Dept.
Angela Forrest	AVP/Deposit Servicing Manager	Main Office-Deposit Servicing
John Foster	AVP/Office Manager	Gladeville
Jeanette Gleaves	Assistant Office Manager	Donelson
Doug Gold	VP/Office Manager	Hermitage
John Goodman	Western Regional President	Mt. Juliet
Lisa Gregory	VP/Loan Officer	Carthage
Mac Griffin	VP/Loan Review & Compliance	Main Office-Compliance
Jason Hall	VP/Loan Officer	Carthage
Melissa Hawkins	Office Manager	Wal-mart
Glen Haynes	Trousdale County President	Hartsville
Michael Hazlett	VP/Commercial Lender	S. Church Street
Kathy Hesson	AVP/Training Officer	Leeville/109 Office
Jody Hill	AVP/Assistant Office Manager	Hermitage
Tom Hines	AVP/Office Manager	Baddour Parkway
Robert Huttchson	AVP/Maintenance Director/Security Officer	Main Office-Maintenance
Westley James	Commercial Loan Business Dev. Officer	Main Office-Loan Dept.
Scott Jasper	VP/Office Manager	Main Office
Becky Jennings	Vice President/Marketing & Sales	Main Office-Marketing
Kay Johnson	AVP/Deposit Documentation Manager	Main Office-Deposit Documentation
Dana Jones	AVP/Loan Servicing Manager	Main Office-Loan Servicing
Audrey Joyner	CIF Officer	Main Office-Deposit Documentation
Margaret Kilgore	Administrative Asst. Officer	Main Office-Executive Offices
Janie Kirby	VP/Eastern Region Marketing	Carthage

OFFICERS

Lance Lamb	Loan Officer	Smyrna
Jeff Linville	Loan Officer	Hartsville
Jason Loggins	AVP/Office Manager	Mt. Juliet
Marsha Logue	AVP/Office Manager	S. Church Street
Ralph Mallicoat	Senior Vice President/ Sr. Credit Officer	Main Office-Loan Dept.
Karen Martin	Registered Operations Manager	Main Office-Investment Dept.
Glenda McAdams	AVP/Loan Officer	Hermitage
John McDearman	Central Regional President	Main Office
Jennifer Medlin	Marketing Officer	Main Office-Marketing
Melissa Moore	Mortgage Loan Underwriter	Mortgage Center
Gary Morse	AVP/Office Manager	Castle Heights
Christy Norton	Sr. Vice President/Operations	Main Office-Executive Offices
Clark Oakley	Eastern Regional President	Gordonsville
Ammon Ogle	Assistant Office Manager	Smyrna
Karen Osment	Personal Banker Officer	Hermitage
Melissa Parrish	Assistant Office Manager	Baddour Parkway
Jodie Pelley	Mortgage Lending Specialist	Mt. Juliet
Raeann Perry	Assistant Office Manager	Gladeville
Laura Piper	VP/Loan Officer	Carthage
Lisa Pominski	Sr. Vice President/CFO	Main Office-Executive Offices
Juanita Ramsey	Personal Banker Officer	Main Office-New Accounts
Vallie Reed	AVP/Office Manager	Smyrna
Elmer Richerson	President	Main Office-Executive Offices
Theda Rose	Loan Review Officer	Main Office-Loan Review
Stephen Russell	Financial Advisor	Carthage-Investment Dept.
Kevin Sanders	Assistant Office Manager	Mt. Juliet-Hwy. 70
Denise Schoenbachler	AVP/Loan Documentation Manager	Main Office-Loan Documentation
Clay Shirley	AVP/Office Manager	Memorial Blvd.
Gary Smith	Loan Officer	Mt. Juliet
Jennifer Smith	AVP/Accounting Officer	Main Office-Accounting
Joyce Smith	AVP/Loan Review Officer	Main Office-Loan Review
Linda Smith	Assistant Manager, Electronic Banking Dept.	Main Office-EFT Dept.
Nancy Spears	AVP/Sr. Compliance Officer	Main Office-Compliance
Rick Spruill	VP/Internal Audit/BSA Officer	Main Office-Internal Audit
Larry Squires	SVP/Certified Financial Planner™/Branch Mgr	Main Office-Investment Dept.
Jewell Stewart	Document Imaging Officer	Main Office-Imaging
Sherry Strunk	Overdraft Collections Officer	Main Office-Deposit Operations
Johanna Summers	Assistant Office Manager	Watertown
Becky Taylor	Vice President	Main Office-Executive Offices
Lynette Taylor	Loan Officer	Watertown
Wesley Taylor	AVP/Office Manager	Jackson Heights
Sue Teat	VP/Office Manager	Gordonsville
Shawn Tidwell	VP/Commercial Loan Bus. Dev. Officer	Donelson
Kay Tobe	AVP/Office Manager	Donelson
Reba Tobin	Assistant Office Manager	S. Church Street
Jerry Tramel	Vice President/Loan Officer	Smithville
Nolan Turner	Business Development Officer	Smithville
Amelia Vance	VP/Mortgage Manager	Mortgage Center
Jeff Vaught	AVP/Collections Supervisor	Main Office-Collection Dept.
Suzanne Wakefield	Audit Officer	Main Office-Internal Audit
David Walden	Certified Financial Planner™	Hermitage-Investment Dept.
Beverly Walker	Assistant Office Manager	Leeville/109
Amanda Watkins	Administrative Asst. Officer	Main Office-Executive Offices
Andy West	Loan Officer	Gordonsville
Jim Whatley	CLU, Financial Advisor	Mt. Juliet-Investment Dept.
Gary Whitaker	Executive Vice President/Sr. Lender	Main Office-Loan Dept.
Mike Whittemore	Smith County President	Carthage
Lindsey Wright	Loan Officer	Main Office-Loan Dept.
Katha Wrye	AVP/Office Manager	TN Blvd.
Clarissa Wyatt	Mortgage Lending Specialist	Hermitage
Karla Zachary	CSR Officer	Main Office-Teller Dept.

WILSON BANK HOLDING COMPANY FINANCIAL HIGHLIGHTS (UNAUDITED)

	In Thousands, Except Per Share Information As Of December 31,				
	2008	2007	2006	2005	2004
CONSOLIDATED BALANCE SHEETS:					
Total assets end of year	$ 1,406,786	1,334,245	1,230,285	1,052,263	937,248
Loans, net	$ 1,077,047	988,053	880,670	801,705	714,631
Securities	$ 205,260	223,381	183,830	153,838	133,072
Deposits	$ 1,248,500	1,182,590	1,086,729	929,589	832,922
Stockholders' equity	$ 129,118	118,185	106,168	95,110	71,561

CONSOLIDATED STATEMENTS OF EARNINGS:	*Years Ended December 31,*				
	2008	2007	2006	2005	2004
Interest income	$ 86,357	85,882	70,690	56,318	48,022
Interest expense	40,392	45,721	32,378	22,150	15,751
Net interest income	45,965	40,161	38,312	34,168	32,271
Provision for loan losses	6,718	4,145	3,806	1,136	3,273
Net interest income after provision for loan losses	39,247	36,016	34,506	33,032	28,998
Non-interest income	12,006	10,636	9,486	8,218	7,431
Non-interest expense	32,814	29,477	26,746	23,407	21,628
Earnings before income taxes	18,439	17,175	17,246	17,843	14,801
Income taxes	7,041	6,239	6,671	6,847	5,689
Net earnings	$ 11,398	10,936	10,575	10,996	9,112
Minority interest in net earnings of subsidiaries	$ -	-	-	236	475
Cash dividends declared	$ 4,168	2,306	4,525	3,996	3,262
PER SHARE DATA: (3)					
Basic earnings per common share	$ 1.63	1.58	1.56	1.70	1.55
Diluted earnings per common share	$ 1.62	1.58	1.55	1.69	1.55
Cash dividends	$ 0.60	0.34	0.68	0.64	0.56
Book value	$ 18.34	17.09	15.55	14.28	12.10
RATIOS:					
Return on average stockholders' equity	9.26 %	9.86 %	10.51 %	12.59 %	13.61 %
Return on average assets (1)	0.82 %	0.85 %	0.95 %	1.12 %	1.04 %
Capital to assets (2)	9.18 %	8.86 %	8.63 %	9.04 %	8.38 %
Dividends declared per share as percentage of basic earnings per share	36.81 %	21.52 %	43.27 %	37.44 %	36.23 %

(1) Includes minority interest earnings of consolidated subsidiaries in numerator in 2005 and 2004.

(2) Includes minority interest of consolidated subsidiaries in numerator in 2005 and 2004.

(3) Per share data has been retroactively adjusted to reflect a 4 for 3 split which occurred effective May 7, 2007.

Forward-Looking Statements

This report includes certain forward-looking statements (any statement other than those made solely with respect to historical fact) based upon management's beliefs, as well as assumptions made by and data currently available to management. This information has been, or in the future may be, included in reliance on the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The words "expect," "anticipate," "intend," "should," "may," "could," "plan," "believe," "suspect," "seek," "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Wilson Bank Holding Company (the "Company") to differ materially from any results expressed or implied by such forward-looking statements. Such factors include those described in Item 1A.- Risk Factors of the Company's Annual Report on Form 10-K and also include, without limitation, (i) deterioration in real estate market conditions in the Company's market areas, (ii) increased competition with other financial institutions, (iii) the continued deterioration of the economy in the Company's market area, (iv) continuation of the extremely low short-term interest rate environment or rapid fluctuations in short-term interest rates, (v) significant downturns in the business of one or more large customers, (vi) changes in state or Federal regulations, policies, or legislation applicable to banks and other financial service providers, including regulatory or legislative developments arising out of current unsettled conditions in the economy, (vii) inadequate allowance for loan losses, and (viii) loss of key personnel. Many of such factors are beyond the Company's ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. The Company disclaims any obligation to update or revise any forward-looking statements contained in this discussion, whether as a result of new information, future events or otherwise.

General

The Company is a registered bank holding company that owns 100% of the common stock of Wilson Bank and Trust ("Wilson Bank"), a state bank headquartered in Lebanon, Tennessee. The Company was formed in 1992.

Wilson Bank is a community bank headquartered in Lebanon, Tennessee, serving Wilson County, DeKalb County, Smith County, Trousdale County, Rutherford County, and the eastern part of Davidson County, Tennessee as its primary market areas. Generally, this market is the eastern portion of the Nashville-Davidson-Murfreesboro-Franklin, Tennessee metropolitan statistical area. Wilson Bank has twenty-two locations in Wilson, Davidson, DeKalb, Smith, Rutherford and Trousdale Counties. Management believes that these counties offer an environment for continued growth, and the Company's target market is local consumers, professionals and small businesses. Wilson Bank offers a wide range of banking services, including checking, savings and money market deposit accounts, certificates of deposit and loans for consumer, commercial and real estate purposes. The Company also offers an investment center which offers a full line of investment services to its customers.

The following discussion and analysis is designed to assist readers in their analysis of the Company's consolidated financial statements and should be read in conjunction with such consolidated financial statements. The Company's Board of Directors approved a 4 for 3 stock split for stockholders of record as of May 7, 2007 payable May 31, 2007. Each shareholder received one (1) additional share for each three (3) shares owned with no allowance for fractional shares. Per share data included in this discussion and in the Company's consolidated financial statements has been restated to give effect to the stock split.

Critical Accounting Policies

The accounting principles we follow and our methods of applying these principles conform with accounting principles generally accepted in the United States and with general practices within the banking industry. In connection with the application of those principles to the determination of our allowance for loan losses ("ALL") and the recognition of our deferred income tax assets, we have made judgments and estimates which have significantly impacted our financial position and results of operations. The Bank's balance sheet includes certain tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Our management assesses the adequacy of the ALL on a regular basis. This assessment includes procedures to estimate the ALL and test the adequacy and appropriateness of the resulting balance. The ALL consists of two portions: (1) an allocated amount representative of specifically identified credit exposure and exposures readily predictable by historical or comparative experience and (2) an unallocated amount representative of inherent loss which is not readily identifiable. Even though the ALL is composed of two components, the entire allowance is available to absorb any credit losses.

We establish the allocated amount separately for two different risk groups: (1) unique loans (commercial loans, including those loans considered impaired) and (2) homogenous loans (generally consumer loans and residential mortgage loans). We base the allocation for unique loans primarily on risk rating grades assigned to each of these loans as a result of our loan management and review processes. Each risk-rating grade is assigned an estimated loss ratio, which is determined based on one or more of the following: the experience of management, discussions with banking regulators, historical and current economic conditions and our independent loan review process. We estimate losses on impaired loans based on estimated cash flows discounted at the loan's original effective interest rate or the underlying collateral value. We also assign estimated loss ratios to our consumer portfolio. However, we base the estimated loss ratios for these homogenous loans on the category of consumer credit (e.g., automobile, residential mortgage, home equity) and not on the results of individual loan reviews.

The unallocated amount is particularly subjective and does not lend itself to exact mathematical calculation. We use the unallocated amount to absorb inherent losses which may exist as of the balance sheet date for such matters as changes in the local or national economy, the depth or experience of the lending staff, any concentrations of credit in any particular industry group and new banking laws or regulations. After we assess applicable factors, we evaluate the aggregate unallocated amount based on our management's experience.

We then test the resulting ALL balance by comparing the balance in the allowance account to historical trends and peer information. Our management then evaluates the result of the procedures performed, including the result of our testing, and concludes on the appropriateness of the balance of the ALL in its entirety. The loan review and finance committees of our board of directors review the assessment prior to the filing of financial information.

Results of Operations

Net earnings for the year ended December 31, 2008 were $11,398,000, an increase of $462,000, or 4.2%, compared to net earnings of $10,936,000 for 2007. Our 2007 net earnings were 3.4%, or $361,000, above our net earnings of $10,575,000 for 2006. Basic earnings per share were $1.63 in 2008, compared with $1.58 in 2007 and $1.56 in 2006. Diluted earnings per share were $1.62 in 2008, compared to $1.58 and $1.56 in 2006. Net interest margin for the year ended December 31, 2008 was 3.54%, compared to 3.34% and 3.70% for the years ended December 31, 2007 and December 31, 2006, respectively. The increase in the net interest margin was attributable to the Company effectively working to reduce deposit rates to an appropriate level while being able to sustain the funding base.

Net Interest Income

Net interest income represents the amount by which interest earned on various earning assets exceeds interest paid on deposits and other interest-bearing liabilities and is the most significant component of the Company's earnings. Total interest income in 2008 was $86,357,000, compared with $85,882,000 in 2007 and $70,690,000 in 2006. The increase in total interest income in 2008 was primarily attributable to the growth in loans and the increased Federal funds sold primarily attributable to the growth in deposits. The ratio of average earning assets to total average assets was 94.2%, 94.0% and 93.8% for each of the years ended December 31, 2008, 2007 and 2006, respectively. Average earning assets increased $93.6 million from December 31, 2007 to December 31, 2008, an increase of 7.7%. The average rate earned on earning assets for 2008 was 6.64%, compared with 7.11% in 2007 and 6.80% in 2006, and in 2008 was negatively impacted by the rate cuts implemented by the Federal Reserve Open Markets Committee beginning in August 2007 and described in more detail below which has resulted in extremely low short-term interest rates.

Interest earned on earning assets does not include any interest income which would have been recognized on non-accrual loans if such loans were performing. The amount of interest not recognized on non-accrual loans totaled $370,000 in 2008, $128,000 in 2007 and $11,000 in 2006.

Total interest expense for 2008 was $40,392,000, a decrease of $5,329,000, or 11.7%, compared to total interest expense of $45,721,000 in 2007. The decrease in total interest expense was due to a decrease in rates paid on deposits reflecting the actions of the Federal Reserve Open Markets Committee to lower short term rates. Interest expense increased from $32,378,000 in 2006 to $45,721,000 in 2007, an increase of $13,343,000, or 41.2%. The increase in 2007 was due to an increase in average interest bearing liabilities of approximately $166,206,000 as a result of branch expansion efforts during the second half of 2006 and an increase in the weighted average cost of funds from 3.60% to 4.29% as a result of increased competition on deposit pricing in the Company's market area and a shift in deposits to higher costing deposits.

Net interest income for 2008 totaled $45,965,000 as compared to $40,161,000 and $38,312,000 in 2007 and 2006, respectively. The net interest spread, defined as the effective yield on earning assets less the effective cost of deposits and borrowed funds (calculated on a fully taxable equivalent basis), increased to 3.15% in 2008 from 2.82% in 2007. The net interest spread was 3.2% in 2006. The increase in the net interest spread for 2008 as compared to the prior period is a result of a declining interest rate environment beginning in August 2007 and continuing through 2008. Net interest margin, which is net interest income expressed as a percentage of average earning assets, increased to 3.54% for 2008 compared to 3.34% in 2007 and 3.70% in 2006. Short-term interest rates decreased during the last five months 2007 and throughout 2008 as a result of the Federal Reserve Board's decision to lower the discount rate. From August 17, 2007 to December 31, 2008, the Federal Reserve lowered the discount rate by 500 basis points to extremely low levels. The Company believes that the Federal Reserve Board will maintain the current discount rate throughout 2009. The Company's liabilities are positioned to re-price faster than its assets such that a short-term declining rate environment should have a positive impact on the Company's earnings as its interest expense decreases faster than interest income, and the Company's net interest margin did expand in 2008 when compared to 2007. Management regularly monitors the deposit rates of its competitors and these rates continue to put pressure on the Company's deposit pricing. This pressure worked to limit the Company's net interest margin improvement in 2008 and could negatively impact the Company's net interest margin even in a future short-term falling rate environment like the one experienced in 2008. A significant increase in interest rates could have an adverse impact on net interest yields and earnings. Management believes that the improvement in net interest margin in 2009 will be slightly less than the improvement experienced in 2008.

Provision for Loan Losses

The provision for loan losses represents a charge to earnings necessary to establish an allowance for loan losses that, in management's evaluation, should be adequate to provide coverage for estimated losses on outstanding loans and to provide for uncertainties in the economy. The 2008 provision for loan losses was $6,718,000, an increase of $2,573,000 from the provision of $4,145,000 in 2007. The increase in the provision for the year ended December 31, 2008 was related to the Company's decision to increase the provision for possible loan losses during 2008 due to an increase in loan growth and the continued weakening of economic conditions in the Company's market areas, generally, and in the residential real estate construction and development area, specifically. The provision for loan losses was $3,806,000 in 2006. The provision for possible loan losses is based on past loan loss experience and other factors which, in management's judgment, deserve current recognition in estimating possible loan losses. Such factors include past loan loss experience, growth and composition of the loan portfolio, review of specific problem loans, the relationship of the allowance for loan losses to outstanding loans, and current economic conditions that may affect the borrower's ability to repay. Management has in place a system designed for monitoring its loan portfolio in an effort to identify potential problem loans.

The Company's charge-off policy for impaired loans is similar to its charge-off policy for all loans in that loans are charged-off in the month when they are considered uncollectible. Net charge-offs decreased to $4,053,000 in 2008 from $4,881,000 in 2007. The reduction in charge-offs reflected an increase in charge-offs in 2007 of loans related to the portfolio of a former branch manager who had engaged in what appeared to be inappropriate banking procedures when documenting loans and releasing the underlying collateral. While we believe additional charge-offs will be necessary related to such portfolio, charge-offs related to this portfolio decreased in 2008 and will continue to decrease going forward. Net charge-offs in 2006 totaled $2,680,000. The ratio of net charge-offs to average total outstanding loans was 0.39% in 2008, 0.52% in 2007 and 0.32% in 2006.

The net charge-offs and provision for loan losses resulted in an increase of the allowance for loan losses (net of charge-offs and recoveries) to $12,138,000 at December 31, 2008 from $9,473,000 at December 31, 2007 and $10,209,000 at December 31, 2006. The allowance increased 28.1% at December 31, 2008 over December 31, 2007 as compared to a 9.2% increase in total loans over the same period. The allowance for loan losses was 1.11% of total loans outstanding at December 31, 2008 compared to .95% at December 31, 2007 and 1.15% at December 31, 2006. As a percentage of nonperforming loans at December 31, 2008, 2007 and 2006, the allowance for loan losses represented 86%, 221% and 192%, respectively.

The level of the allowance and the amount of the provision involve evaluation of uncertainties and matters of judgment. The Company maintains an allowance for loan losses which management believes is adequate to absorb losses inherent in the loan portfolio. A formal review is prepared monthly by the Loan Review Officer and provided to the Finance Committee to assess the risk in the portfolio and to determine the adequacy of the allowance for loan losses. The review includes analysis of historical performance, the level of non-performing and adversely rated loans, specific analysis of certain problem loans, loan activity since the previous assessment, reports prepared by the Loan Review Officer, consideration of current economic conditions and other pertinent information. The level of the allowance to net loans outstanding will vary depending on the overall results of this monthly assessment. The review is presented to the Finance Committee and subsequently approved by the Board of Directors. See the discussion under "Critical Accounting Policies" for more information. Management believes the allowance for possible loan losses at December 31, 2008 to be adequate, but if economic conditions deteriorate beyond management's expectations and additional charge-offs are incurred, the allowance for loan losses may require an increase through additional provision for loan losses which would negatively impact our net earnings.

Non-Interest Income

The components of the Company's non-interest income include service charges on deposit accounts, other fees and commissions, gains on sales of loans, gains on sales of securities and other income. Total non-interest income for 2008 was $12,006,000 compared with $10,636,000 in 2007 and $9,486,000 in 2006. The 12.9% increase over 2007 was primarily due to an increase in other fees and commissions (which increased $1,550,000) and gain on sale of loans (which increased $70,000). The increase in other fees and commissions was primarily due to a reclassification of income and expenses relating to debit and credit card exchange fees. Other fees and commissions include income on brokerage accounts, insurance policies sold and various other fees. Service charges on deposit accounts totaled $6,034,000 and $6,506,000 at December 31, 2008 and 2007, respectively, a decrease of $472,000, or 7.3%, after increasing $568,000, or 9.6% between December 31, 2006 and December 31, 2007. The decrease in service charges on deposit accounts over 2007 reflected a reduction in insufficient fund fees resulting from the bank changing the posting of debit card transactions from delayed posting to real time balances.

The Company's non interest income is composed of several components, some of which vary significantly between periods. Service charges on deposit accounts and other non interest income generally reflect the registrant's growth, while fees for origination of mortgage loans and brokerage fees and commissions will often reflect stock and home mortgage market conditions and fluctuate more widely from period to period.

Non-Interest Expenses

Non-interest expenses consist primarily of employee costs, occupancy expenses, furniture and equipment expenses, advertising and marketing expenses, data processing expenses, director's fees, loss on sale of other real estate, and other operating expenses. Total non-interest expenses for 2008 increased 11.3% to $32,814,000 from $29,477,000 in 2007. The 2007 non-interest expense was up 10.2% over non-interest expenses in 2006 which totaled $26,746,000. The increase in non-interest expenses in 2008 resulted primarily from increases in employee salaries and benefits and occupancy expenses associated with the number of employees and facilities necessary to support the Company's operations. The Bank's FDIC insurance premium increased to $828,000 in 2008 from $129,000 in 2007 due to the implementation of the Deposit Insurance Reform Act of 2005. The Company expects the FDIC insurance premium to increase significantly in 2009 due to the increase in FDIC insurance coverage effective until December 31, 2009. Other operating expenses increased to $7,861,000 in 2008 from $7,264,000 in 2007. The increase in other operating expenses related primarily to a reclassification of income and expenses relating to debit and credit card exchange fees. Other operating expenses included advertising and marketing expenses and supplies and general operating expenses, which increased as a result of continued growth of the Company.

Income Taxes

The Company's income tax expense was $7,041,000 for 2008, an increase of $802,000 from $6,239,000 for 2007 which was down by $432,000 from the 2006 total of $6,671,000. The percentage of income tax expense to earnings before taxes was 38.2% in 2008, 36.3% in 2007 and 38.7% in 2006.

Earnings Per Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share for the Company begins with the basic earnings per share plus the effect of common shares contingently issuable from stock options.

The following is a summary of components comprising basic and diluted earnings per share ("EPS") for the years ended December 31, 2008, 2007 and 2006:

	Years Ended December 31, 2008	2007	2006
	(Dollars in Thousands Except per share amounts)		
Basic EPS Computation			
Numerator – Earnings available to common stockholders	$ 11,398	$ 10,936	$ 10,575
Denominator – Weighted average number of common shares outstanding	6,996,442	6,901,447	6,771,455
Basic earnings per common share	$ 1.63	$ 1.58	$ 1.56
Diluted EPS Computation:			
Numerator – Earnings available to common stockholders	$ 11,398	$ 10,936	$ 10,575
Denominator – Weighted average number of common shares outstanding	6,996,442	6,901,447	6,771,455
Diluted effect of stock options	29,379	35,994	39,602
	7,025,821	6,937,441	6,811,057
Diluted earnings per common share	$ 1.62	$ 1.58	$ 1.55

Financial Condition

Balance Sheet Summary

The Company's total assets increased $72,541,000, or 5.4%, to $1,406,786,000 at December 31, 2008, after increasing 8.4% in 2007 to $1,334,245,000 at December 31, 2007. Loans, net of allowance for possible loan losses, totaled $1,077,047,000 at December 31, 2008, a 9.0% increase compared to December 31, 2007. At year end 2008, securities totaled $205,260,000, a decrease of 8.1% from $223,381,000 at December 31, 2007. Securities decreased during 2008 as a result of many securities being called due to the lowering of rates and the use of these funds to provide liquidity to fund loans.

Total liabilities increased by $61,608,000 to $1,277,668,000 at December 31, 2008 compared to $1,216,060,000 at December 31, 2007. This increase was composed primarily of the $65,910,000 increase in total deposits to $1,248,500,000, a 5.6% increase. Federal Home Loan Bank advances decreased to $13,811,000 from $15,470,000 at the respective year ends 2008 and 2007 and securities sold under repurchase agreements decreased to $7,447,000 from $9,771,000 at the respective year ends 2008 and 2007.

Shareholders' equity increased $10,933,000, or 9.3%, due to net earnings and the issuance of stock pursuant to the Company's Dividend Reinvestment Plan, offset by dividends paid on the Company's common stock, and the exercising of stock options. The increase includes a $179,000 increase in net unrealized losses on available-for-sale securities, net of taxes. A more detailed discussion of assets, liabilities and capital follows.

Loans:

Loan category amounts and the percentage of loans in each category to total loans are as follows:

	December 31, 2008		December 31, 2007	
(In Thousands)	**AMOUNT**	**PERCENTAGE**	**AMOUNT**	**PERCENTAGE**
Commercial, financial and agricultural	359,752	33.0%	$ 337,368	33.8%
Installment	71,869	9.2	73,618	7.4
Real estate – mortgage	557,796	51.2	486,504	48.8
Real estate – construction	99,768	6.6	100,036	10.0
TOTAL	$ 1,089,185	100.0%	$ 997,526	100.0%

Loans are the largest component of the Company's assets and are its primary source of income. The Company's loan portfolio, net of allowance for possible loan losses, increased 9.0% as of year end 2008 when compared to year end 2007. The loan portfolio is composed of four primary loan categories: commercial, financial and agricultural; installment; real estate-mortgage; and real estate-construction. The table above sets forth the loan categories and the percentage of such loans in the portfolio at December 31, 2008 and 2007.

As represented in the table, primary loan growth was in real estate mortgage loans and commercial, financial and agricultural loans. Real estate mortgage loans increased 14.7% in 2008 and comprised 51.2% of the total loan portfolio at December 31, 2008, compared to 48.8% at December 31, 2007. Management believes the increase in real estate mortgage loans was primarily due to the continued favorable interest rate environment, favorable population growth in the Company's market areas, and the Company's ability to increase its market share of such loans while maintaining its loan underwriting standards. Commercial, financial and agricultural loans increased 6.6% in 2008 and comprised 33.0% of the total loan portfolio at December 31, 2008, compared to 33.8% at December 31, 2007. Real estate construction loans, while almost equal in amount at December 31, 2007 and December 31, 2008, represent 6.6% of total loans at December 31, 2008, compared to 10.0% at December 31, 2007 and are down 13% from the approximate $115,000,000 at September 30, 2008. The decrease in real estate construction loans during the last quarter of 2008 reflected the overall decrease in such loans in the overall economy.

Banking regulators define highly leveraged transactions to include leveraged buy-outs, acquisition loans and recapitalization loans of an existing business. Under the regulatory definition, at December 31, 2008, the Company had no highly leveraged transactions, and there were no foreign loans outstanding during any of the reporting periods.

Non-performing loans, which include non-accrual loans, loans 90 days past due and renegotiated loans totaled $14,124,000 at December 31, 2008, an increase from $4,293,000 at December 31, 2007, resulting from an $8,241,000, or 380.3%, increase in non-accrual loans. Non-accrual loans are loans on which interest is no longer accrued because management believes collection of such interest is doubtful due to management's evaluation of the borrower's financial condition, collateral liquidation value, economic and business conditions and other factors affecting the borrower's ability to pay. Non-accrual loans totaled $10,408,000 at December 31, 2008 compared to $2,167,000 at December 31, 2007. The increase in non-accrual loans during 2008 is due primarily to an increase in non-performing real estate loans, comprised primarily of residential land development and non improved real estate loans of $5,600,000, and includes three large relationships with real estate developers which make up 88% of the non-accrual loans at December 31, 2008 and make up 0.85% of the Company's total loan portfolio. Loans 90 days past due, as a component of non-performing loans, increased to $3,716,000 at December 31, 2008 from $2,126,000 at December 31, 2007. This increase is primarily a result of increases in real estate mortgage and construction loans and commercial, financial and agriculture that are 90 days past due. Management continues to examine real estate values in order to evaluate the collateral value position and believes that it is probable that it will incur losses on these loans but believes that these losses should not exceed the amount in the allowance for loan losses already allocated to loan losses, unless there is further deterioration of local real estate values. The Company had no renegotiated loans, which would have been included in non-performing loans at December 31, 2008.

The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS No. 114") and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" ("SFAS No. 118"). These pronouncements apply to impaired loans except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment including credit card, residential mortgage, and consumer installment loans.

A loan is impaired when the current net worth and financial capacity of the borrower or of the collateral pledged, if any, is viewed as inadequate and it is probable that the Company will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. In those cases, such loans have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt, and if such deficiencies are not corrected, there is a probability that the Company will sustain some loss. In such cases, interest income continues to accrue as long as the loan does not meet the Company's criteria for nonaccrual status. Impaired loans are measured at the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company shall recognize an impairment by creating a valuation allowance with a corresponding charge to the provision for loan losses or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge or credit to the provision for loan losses.

The Company considers all loans subject to the provisions of SFAS Nos. 114 and 118 that are on nonaccrual status to be impaired. Loans are placed on nonaccrual status when doubt as to timely collection of principal or interest exists, or when principal or interest is past due 90 days or more unless such loans are well-secured and in the process of collection. Delays or shortfalls in loan payments are evaluated with various other factors to determine if a loan is impaired. Generally, delinquencies under 90 days are considered insignificant unless certain other factors are present which indicate impairment is probable. The decision to place a loan on nonaccrual status is also based on an evaluation of the borrower's financial condition, collateral, liquidation value, and other factors that affect the borrower's ability to pay.

The Company also internally classifies loans which, although current, management questions the borrower's ability to comply with the present repayment terms of the loan agreement. These internally classified loans totaled $27,799,000, excluding non-performing loans, at December 31, 2008 as compared to $7,980,000 at December 31, 2007. Of the internally classified loans at December 31, 2008, $24,855,000 are real estate related loans and $2,944,000 are various other types of loans. The internally classified loans as a percentage of the allowance for possible loan losses were 229.0% and 84.2%, respectively, at December 31, 2008 and 2007.

The allowance for possible loan losses is discussed under "Critical Accounting Policies" and "Provision for Possible Loan Losses." The Company maintains its allowance for possible loan losses at an amount believed by management to be adequate to provide for the possibility of loan losses in the loan portfolio.

Essentially all of the Company's loans were from Wilson, DeKalb, Smith, Trousdale, Davidson, Rutherford and adjacent counties. The Company seeks to exercise prudent risk management in lending, including diversification by loan category and industry segment as well as by identification of credit risks. At December 31, 2008, no single industry segment accounted for more than 10% of the Company's portfolio other than real estate loans.

The Company's management believes there is an opportunity to continue to increase the loan portfolio in the Company's primary market area which was expanded to include eastern Davidson County, Tennessee in 1999 and Rutherford County, Tennessee in 2004. The Company has targeted commercial business lending, commercial and residential real estate lending and consumer lending. Although it is the Company's objective to achieve a loan portfolio equal to approximately 85% of deposit balances, various factors, including demand for loans which meet its underwriting standards, will likely determine the size of the loan portfolio in a given economic climate. As a practice, the Company generates its own loans and does not buy participations from other institutions. The Company may sell some of the loans it generates to other financial institutions if the transaction profits the Company and improves the liquidity of the loan portfolio or if the size of the loan exceeds the Company's lending limits.

Securities

Securities decreased 8.1% to $205,260,000 at year-end 2008 from $223,381,000 at December 31, 2007, and comprised the second largest and other primary component of the Company's earning assets. The decrease followed a 21.5% increase from year 2006 to 2007. The decrease was attributed to many securities being called during 2008 due to the lowering of rates and the Company's use of those funds to fund loan growth that exceeded deposit growth. The average yield of the securities portfolio at December 31, 2008 was 5.31% with an average maturity of 11.3 years, as compared to an average yield of 4.05% and an average maturity of 7.7 years at December 31, 2007.

The Company has adopted the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Under the provisions of SFAS No. 115, securities are to be classified in three categories and accounted for as follows:

- Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value with unrealized gains and losses included in earnings.

- Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

The Company's classification of securities as of December 31, 2008 and December 31, 2007 is as follows:

(In Thousands)	December 31, 2008 Held-To-Maturity Amortized Cost	December 31, 2008 Held-To-Maturity Estimated Market Value	December 31, 2008 Available-For-Sale Amortized Cost	December 31, 2008 Available-For-Sale Estimated Market Value
U.S. Treasury and other U.S. Government agencies and Corporations	$ -	-	146,876	145,758
Obligations of states and political Subdivisions	11,074	11,003	1,523	1,447
Mortgage-backed securities	19	18	46,688	46,962
	$ 11,093	11,021	$ 195,087	194,167

No securities have been classified as trading securities.

(In Thousands)	December 31, 2007 Held-To-Maturity Amortized Cost	December 31, 2007 Held-To-Maturity Estimated Market Value	December 31, 2007 Available-For-Sale Amortized Cost	December 31, 2007 Available-For-Sale Estimated Market Value
U.S. Treasury and other U.S. Government agencies and Corporations	$ -	-	$ 206,528	205,905
Obligations of states and political Subdivisions	13,433	13,453	1,928	1,911
Mortgage-backed securities	27	27	2,105	2,115
	$ 13,450	13,480	$ 210,561	209,931

No securities have been classified as trading securities.

The classification of a portion of the securities portfolio as available-for-sale was made to provide for more flexibility in asset/liability management and capital management.

The following table shows the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2008

In Thousands, Except Number of Securities

	Less than 12 Months			12 Months or More			Total	
	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses
U.S. Treasury and other U.S Government agencies and Corporations	$ 71,023	$ 1,059	18	$ 22,446	$ 523	6	$ 93,469	$ 1,582
Obligations of states and political subdivisions	3,494	238	12	-	-	-	3,494	238
Mortgage-backed Securities	10,363	56	7	10	1	2	10,573	57
Total temporarily impaired securities	$ 84,880	$ 1,353	37	$ 22,456	$ 524	8	$ 107,336	$ 1,877

The impaired securities are considered high quality investments in line with normal industry investing practices. The unrealized losses are primarily the result of changes in the interest rate and sector environments. Consistent with the original classification, as available-for-sale or held-to-maturity securities, the Company intends and has the ability to hold the above securities until maturity or a market price recovery, and as such the impairment of these securities is not deemed to be other-than-temporarily impaired.

Deposits

The increases in assets in 2008 and 2007 were funded primarily by increases in deposits along with proceeds from the calling of a portion of the Company's securities. Total deposits, which are the principal source of funds for the Company, totaled $1,248,500,000 at December 31, 2008 compared to $1,182,590,000 and $1,086,729,000 at December 31, 2007 and 2006, respectively. The Company has targeted local consumers, professionals and small businesses as its central clientele; therefore, deposit instruments in the form of demand deposits, savings accounts, money market demand accounts, certificates of deposits and individual retirement accounts are offered to customers. Management believes the Wilson County, Davidson County, DeKalb County, Smith County, Rutherford County and Trousdale County areas are growing economic markets offering growth opportunities for the Company; however, the Company competes with several larger bank holding companies that have bank offices in these counties and, therefore, no assurances of market growth or maintenance of current market share can be given. Even though the Company is in a very competitive market, management currently believes that its market share can be maintained or expanded.

The $65,910,000, or 5.6%, growth in deposits in 2008 reflected increases in several deposit categories. Total certificates of deposit (including individual retirement accounts) increased $40,742,000, or 5.9%, to $736,143,000, while money market accounts increased $24,650,000, or 12.7%, to $218,658,000. Offsetting some of this growth was a decrease in demand deposit accounts of $7,010,000, or 7.2%, to $90,795,000 and a decrease in other savings accounts of $4,308,000, or 11.1%, to $34,658,000. The average rate paid on average total interest-bearing deposits was 3.5% for 2008, compared to 4.3% for 2007 reflecting a reduction in short-term interest rates and an improvement in our ability to manage certificates of deposits. The average rate paid in 2006 was 3.6%. Competitive pressure from other banks in our market area relating to deposit pricing continues to adversely affect the rates paid on deposit accounts as it limits our ability to reduce deposit rates in line with short-term rates. The shift to longer term deposit accounts, which earn interest at higher rates, also adversely affected our deposit costs in 2008. The ratio of average loans to average deposits was 85.5% in 2008, 81.4% in 2007, and 86.1% in 2006. The Company anticipates that during 2009 deposits will shift to shorter term time deposits due to the recent rate changes and the anticipation of a possible rate increase beginning in 2010.

Contractual Obligations

The Company has the following contractual obligations as of December 31, 2008:

(In Thousands)	Less than 1 Year	1 -3 Years	3-5 Years	More than 5 Years	Total
Long-Term Debt	$ -	13,811	-	-	13,811
Capital Leases	-	-	-	-	-
Operating Leases	140	209	47	16	412
Purchases	-	-	-	-	-
Other Long-Term Liabilities	-	-	-	-	-
Total	$ 140	$ 14,020	$ 47	$ 16	$ 14,223

Long-term debt contractual obligations consist of advances from the Federal Home Loan Bank. The Company leases land for certain branch facilities and automatic teller machine locations. Future minimum rental payments required under the terms of these non cancellable leases are included in operating lease obligations.

Off Balance Sheet Arrangements

At December 31, 2008, the Company had unfunded loan commitments outstanding of $8.5 million, unfunded lines of credit of $189.6 million and outstanding standby letters of credit of $22.0 million. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of these commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. If needed to fund these outstanding commitments, the Company's bank subsidiary has the ability to liquidate Federal funds sold or securities available-for-sale or on a short-term basis to borrow and purchase Federal funds from other financial institutions. Additionally, the Company's bank subsidiary could sell participations in these or other loans to correspondent banks. As mentioned below, Wilson Bank has been able to fund its ongoing liquidity needs through its stable core deposit base, loan payments, investment security maturities and short-term borrowings.

Liquidity and Asset Management

The Company's management seeks to maximize net interest income by managing the Company's assets and liabilities within appropriate constraints on capital, liquidity and interest rate risk. Liquidity is the ability to maintain sufficient cash levels necessary to fund operations, meet the requirements of depositors and borrowers and fund attractive investment opportunities. Higher levels of liquidity bear corresponding costs, measured in terms of lower yields on short-term, more liquid earning assets and higher interest expense associated with extending liability maturities. Liquid assets include cash and cash equivalents and investment securities and money market instruments that will mature within one year. At December 31, 2008, the Company's liquid assets totaled approximately $146.9 million.

The Company maintains a formal asset and liability management process to quantify, monitor and control interest rate risk, and to assist management in maintaining stability in the net interest margin under varying interest rate environments. The Company accomplishes this process through the development and implementation of lending, funding and pricing strategies designed to maximize net interest income under varying interest rate environments subject to specific liquidity and interest rate risk guidelines.

Analysis of rate sensitivity and rate gap analysis are the primary tools used to assess the direction and magnitude of changes in net interest income resulting from changes in interest rates. Included in the analysis are cash flows and maturities of financial instruments held for purposes other than trading, changes in market conditions, loan volumes and pricing and deposit volume and mix. These assumptions are inherently uncertain, and, as a result, net interest income can not be precisely estimated nor can the impact of higher or lower interest rates on net interest income be precisely predicted. Actual results will differ due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management's strategies, among other factors.

The Company's primary source of liquidity is a stable core deposit base. In addition, short-term borrowings, loan payments and investment security maturities provide a secondary source. At December 31, 2008, the Company had a liability sensitive position (a negative gap) for 2009. Liability sensitivity means that more of the Company's liabilities are capable of re-pricing over certain time frames than its assets. The interest rates associated with these liabilities may not actually change over this period but are capable of changing.

Interest rate risk (sensitivity) management focuses on the earnings risk associated with changing interest rates. Management seeks to maintain profitability in both immediate and long term earnings through funds management/interest rate risk management. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company meets monthly to analyze the rate sensitivity position. These meetings focus on the spread between the cost of funds and interest yields generated primarily through loans and investments.

The Company's securities portfolio consists of earning assets that provide interest income. For those securities classified as held-to-maturity, the Company has the ability and intent to hold these securities to maturity or on a long-term basis. Securities classified as available-for-sale include securities intended to be used as part of the Company's asset/liability strategy and/or securities that may be sold in response to changes in interest rate, prepayment risk, the need or desire to increase capital and similar economic factors. At December 31, 2008, securities totaling approximately $1.5 million mature or will be subject to rate adjustments within the next twelve months.

A secondary source of liquidity is the Company's loan portfolio. At December 31, 2008, loans totaling approximately $291.9 million either will become due or will be subject to rate adjustments within twelve months from that date. Continued emphasis will be placed on structuring adjustable rate loans.

As for liabilities, certificates of deposit of $100,000 or greater totaling approximately $298.8 million will become due or reprice during the next twelve months. Historically, there has been no significant reduction in immediately withdrawable accounts such as negotiable order of withdrawal accounts, money market demand accounts, demand deposit and regular savings. Management anticipates that there will be no significant withdrawals from these accounts in the future.

The following table shows the rate sensitivity gaps for different time periods as of December 31, 2008:

Interest Rate Sensitivity Gaps December 31, 2008 *(In Thousands)*	1-90 Days	91-180 Days	181-365 Days	One Year And Longer	Total
Interest-earning assets	$ 140,347	82,361	98,554	1,000,994	1,322,256
Interest-bearing liabilities	689,290	122,000	222,310	145,363	1,178,963
Interest-rate sensitivity gap	$ (548,943)	(39,639)	(123,756)	855,631	143,293
Cumulative gap	$ (548,943)	(588,582)	(712,338)	143,293	

The Company also uses a simulation modeling to evaluate both the level of interest rate sensitivity as well as potential balance sheet strategies. Senior management meets quarterly to analyze the interest rate shock simulation. The interest rate simulation model is based on a number of assumptions. The assumptions relate primarily to loan and deposit growth, asset and liability prepayments, the call features of investment securities, interest rates and balance sheet management strategies. As of December 31, 2008, a +200 basis point rate shock was forecast to decrease net interest income an estimated $2.7 million, or 6.4%, over the next twelve months, as compared to rates remaining stable. In addition, the +200 basis point rate shock is estimated to decrease the volatility of equity capital by 36.5%. A -200 basis point rate shock is not considered to be an effective shock considering the current short-term rate environment.

At the present time there are no known trends or any known commitments, demands, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity changing in any material way.

Capital Resources, Capital Position and Dividends

Capital

At December 31, 2008, total shareholders' equity was $129,118,000, or 9.2% of total assets, which compares with $118,185,000, or 8.9% of total assets, at December 31, 2007, and $106,168,000, or 8.6% of total assets, at December 31, 2006. The dollar increase in shareholders' equity during 2008 reflects (i) the Company's net income of $11,398,000 less cash dividends of $.60 per share totaling $4,168,000, (ii) the issuance of 108,132 shares of common stock for $3,703,000, as reinvestment of cash dividends, (iii) the issuance of 17,520 shares of common stock pursuant to exercise of stock options for $232,000, (iv) the net unrealized loss on available-for-sale securities of $179,000, (v) a charge to retained earnings of $74,000 relating to a change in accounting principles for executive officer deferred compensation, and (vi) a stock based compensation expense of $21,000.

The Company's principal regulators have established minimum risk-based capital requirements and leverage capital requirements for the Company and its subsidiary bank. These guidelines classify capital into two categories of Tier I and Total risk-based capital. Total risk-based capital consists of Tier I (or core) capital (essentially common equity less intangible assets) and Tier II capital (essentially qualifying long-term debt, of which Wilson Bank has none, and a part of the allowance for possible loan losses). In determining risk-based capital requirements, assets are assigned risk-weights of 0% to 100%, depending on regulatory assigned levels of credit risk associated with such assets. The risk-based capital guidelines require Wilson Bank and the Company to have a total risk-based capital ratio of 8.0% and a Tier I risk-based capital ratio of 4.0%. Set forth below is the Company's and Wilson Bank's capital ratios as of December 31, 2008 and 2007. Institutions which have a Tier I leverage capital ratio of at least 5%, a Tier I risk-based capital ratio of at least 5%, and a total risk-based capital ratio of at least 10% are defined as "well capitalized". Management believes it can adequately capitalize its growth for the next few years with retained earnings and dividends reinvested.

	Wilson Bank Holding Company			Wilson Bank & Trust		
	Amount		Ratio	Amount		Ratio
	(Dollars in Thousands			(Dollars in Thousands)		
December 31, 2008						
Actual:						
Total Risk Based Capital	$	137,442	12.54%	$	136,672	12.47%
Tier 1 Capital		124,881	11.40		124,111	11.32
Leverage		124,881	8.96		124,111	8.91
For Capital Adequacy Purposes:						
Total Risk Based Capital			8.0			8.0
Tier 1 Capital			4.0			4.0
Leverage			4.0			4.0
December 31, 2007						
Actual:						
Total Risked Based Capital	$	123,242	11.67%	$	123,572	12.08%
Tier 1 Capital		113,769	10.77		113,350	11.08
Leverage		113,769	8.63		113,350	8.60
For Capital Adequacy Purposes:						
Total Risked Based Capital			8.0			8.0
Tier 1 Capital			4.0			4.0
Leverage			4.0			4.0

Quantitative and Qualitative Disclosures About Market Risk

The Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which possess a short term to maturity. Based upon the nature of the Company's operations, the Company is not subject to foreign currency exchange or commodity price risk.

Interest rate risk (sensitivity) management focuses on the earnings risk associated with changing interest rates. Management seeks to maintain profitability in both immediate and long term earnings through funds management/interest rate risk management. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company meets monthly to analyze the rate sensitivity position. These meetings focus on the spread between the cost of funds and interest yields generated primarily through loans and investments. The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates as of December 31, 2008.

	(Dollars in Thousands) Expected Maturity Date - Year Ending December 31,							
	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
Earning assets:								
Loans, net of unearned interest:								
Variable rate	$ 65,877	46,963	14,162	26,434	14,037	471,929	639,402	639,402
Average interest rate	5.84%	6.94%	7.13%	7.33%	6.79%	7.68%	6.23%	
Fixed rate	227,381	50,807	57,377	31,185	41,910	41,123	449,783	452,343
Average interest rate	6.26%	9.81%	9.39%	8.60%	7.74%	7.30%	6.74%	
Securities	1,505	4,242	10,446	725	2,172	186,170	205,260	205,188
Average interest rate	3.18%	2.56%	2.60%	3.83%	3.80%	5.41%	5.14%	
Loans held for sale	3,541	-	-	-	-	-	3,541	3,541
Average interest rate	4.53%	-	-	-	-	-	4.53%	
Federal funds sold	21,170	-	-	-	-	-	21,170	21,170
Average interest rate	2.50%	-	-	-	-	-	2.50%	
Interest-bearing deposits	1,012,403	105,729	34,593	2,227	2,633	120	1,157,705	1,166,325
Average interest rate	2.78%	3.63%	4.21%	4.28%	3.83%	3.38%	3.49%	
Securities sold under repurchase agreements	7,447	-	-	-	-	-	7,447	7,447
Average interest rate	2.07%	-	-	-	-	-	2.07%	
Advances from Federal Home Loan Bank	13,751	60	-	-	-	-	13,811	13,997
Average interest rate	4.71%	7.15%	-	-	-	-	4.69%	

Supervision and Regulation

Bank Holding Company Act of 1956. As a bank holding company, the Company is subject to regulation under the Bank Holding Company Act of 1956 (the "Act"), and the regulations adopted by the Board of Governors of the Federal Reserve System (the "Board") under the Act. The Company is required to file reports with, and is subject to examination by, the Board. Wilson Bank is a Tennessee state chartered nonmember bank, and is therefore subject to the supervision of and is regularly examined by the Tennessee Department of Financial Institutions (the "TDFI") and the Federal Deposit Insurance Corporation ("FDIC").

Under the Act, a bank holding company may not directly or indirectly acquire the ownership or control of more than five percent of the voting shares or substantially all of the assets of any company, including a bank, without the prior approval of the Board. In addition, bank holding companies are generally prohibited under the Act from engaging in non-banking activities, subject to certain exceptions. Under the Act, the Board is authorized to approve the ownership by a bank holding company of shares of any company whose activities have been determined by the Board to be so closely related to banking or to managing or controlling banks as to be a proper incident thereto.

In November, 1999, the Gramm-Leach-Bliley Act of 1999 (the "GLB Act") became law. Under the GLB Act, a "financial holding company" may engage in activities the Board determines to be financial in nature or incidental to such financial activity or complementary to a financial activity and not a substantial risk to the safety and soundness of depository institutions or the financial system. Generally, such companies may engage in a wide range of securities activities and insurance underwriting and agency activities The Company has not sought "financial holding company" status.

Under the Tennessee Bank Structure Act, a bank holding company which controls 30% or more of the total deposits (excluding certain deposits) in all federally insured financial institutions in Tennessee is prohibited from acquiring any bank in Tennessee. State banks and national banks in Tennessee may establish branches anywhere in the state and generally may branch across state lines either through interstate merger or branch acquisition, provided the other state's law affords reciprocity.

The Company and Wilson Bank are subject to certain restrictions imposed by the Federal Reserve Act and the Federal Deposit Insurance Act, respectively, on any extensions of credit to the Company or Wilson Bank, on investments in the stock or other securities of the Company or Wilson Bank, and on taking such stock or other securities as collateral for loans of any borrower.

Under the Tennessee Banking Act, approval of the Commission of Financial Institutions is required for declaration of any dividends by Wilson Bank to the Company in excess of net income in the calendar year of declaration plus retained net income for the preceding two years.

FDICIA. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the federal banking regulators have assigned each insured institution to one of five categories ("well capitalized," "adequately capitalized" or one of three under capitalized categories) based upon the three measures of capital adequacy discussed above (see "Capital Resources, Capital Position and Dividends"). Institutions which have a Tier I leverage capital ratio of 5%, a Tier I risk-based capital ratio of 5% and a total risk-based capital ratio of 10% are defined as "well capitalized". All institutions, regardless of their capital levels, are restricted from making any capital distribution or paying any management fees that would cause the institution to fail to satisfy the minimum levels for any of its capital requirements for "adequately capitalized" status. Wilson Bank currently meets the requirement for "well capitalized".

An institution that fails to meet the minimum level for any relevant capital measure (an "undercapitalized institution") may be: (i) subject to increased monitoring by the appropriate federal banking regulator; (ii) required to submit an acceptable capital restoration plan within 45 days (which must be guaranteed by the institution's holding company); (iii) subject to asset growth limits; and (iv) required to obtain prior regulatory approval for acquisitions, branching and new lines of businesses. The bank regulatory agencies have discretionary authority to reclassify a "well capitalized" institution as "adequately capitalized" or to impose on an "adequately capitalized" institution requirements or actions specified for undercapitalized institutions if the agency determines that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice.

A "significantly undercapitalized" institution may be subject to a number of additional requirements and restrictions, including (1) orders to sell sufficient voting stock to become "adequately capitalized," (2) requirements to reduce total assets and (3) cessation of receipt of deposits from correspondent banks. "Critically undercapitalized" institutions are subject to the appointment of a receiver or conservator.

Under FDICIA, bank regulatory agencies have prescribed safety and soundness guidelines for all insured depository institutions relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings and compensation. Wilson Bank is assessed quarterly at the rate of .703% of insured deposits for deposit insurance. Management is not aware of any current recommendations by the regulatory authorities which, if implemented, would have a material effect on the Company's liquidity, capital resources or operations.

Monetary Policy. Wilson Bank is affected by commercial bank credit policies of regulatory authorities, including the Board. An important function of the Board is to regulate the national supply of bank credit in order to attempt to combat recessionary and curb inflationary pressures. Among the instruments of monetary policy used by the Board to implement these objectives are open market operations in U.S. Government securities, changes in discount rates on member borrowings, changes in reserve requirements against bank deposits and limitations on interest rates which member banks may pay on time and savings deposits. The monetary policies of the Board have had a significant effect on the operating results of commercial banks, including nonmembers (such as the Company's bank subsidiary as well as members, in the past and are expected to continue to do so in the future.

Impact of Inflation

Although interest rates are significantly affected by inflation, the inflation rate is believed to be immaterial when reviewing the Company's results of operations.

Disclosures About Fair Value of Financial Instruments

During the first quarter of 2008, the Company adopted SFAS No. 157 "Fair Value Measurements," which establishes a fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted price (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in market that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Except for marketable securities, the Company does not account for any other assets or liabilities using fair value. Substantially all marketable securities are considered Level 2 assets since their fair values are determined using observable pricing inputs. Impaired loans are considered Level 3 assets.

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

Fair Value Measurements at December 31, 2008

(in Thousands)	Carrying Value at December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant* Other Observable Inputs (Level 2)	Significant Observable Inputs (Level 3)
Assets:				
Available-for-sale				
Securities	$ 194,167	$ 1,016	$ 193,151	-
Impaired loans	10,408	-	10,408	-

Available-for-sale securities are measured on a recurring basis and are obtained from an independent pricing service. The fair values are based on quoted market prices of comparable securities, broker quotes or comprehensive interest rate tables and pricing matrices.

Impaired loan balances in the table above represent those collateral-dependent loans where management has estimated the credit loss by comparing the loans' carrying values against the expected realized fair values of the collateral securing those loans. As of December 31, 2008 impaired loans had a carrying amount of $10,408,000, with a valuation allowance of $1,810,000.

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"), requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments.

Cash and short-term investments

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities

The carrying amounts for short-term securities approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns. The fair value of longer-term securities and mortgage-backed securities, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

SFAS No. 107 specifies that fair values should be calculated based on the value of one unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications, or estimated transaction costs. Accordingly, these considerations have not been incorporated into the fair value estimates.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, mortgage, credit card and other consumer. Each loan category is further segmented into fixed and adjustable rate interest terms.

The fair value of the various categories of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining average estimated maturities.

The estimated maturity for mortgages is modified from the contractual terms to give consideration to management's experience with prepayments. Management has made estimates of fair value discount rates that it believes to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value present below would be indicative of the value negotiated in an actual sale.
The value of the loan portfolio is also discounted in consideration of the credit quality of the loan portfolio as would be the case between willing buyers and sellers. Particular emphasis has been given to loans on Wilson Bank's internal watch list. Valuation of these loans is based upon borrower performance, collateral values (including external appraisals) and certain other factors.

Deposit Liabilities

The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. Under the provision of SFAS No. 107, the fair value estimates for deposits does not include the benefit that results from the low cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Securities Sold Under Repurchase Agreements

The securities sold under repurchase agreements are payable upon demand. For this reason the carrying amount is a reasonable estimate of fair value.

Advances from Federal Home Loan Bank

The fair value of the advances from the Federal Home Loan Bank are estimated by discounting the future cash outflows using the current market rates.

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written

Loan commitments are made to customers generally for a period not to exceed one year and at the prevailing interest rates in effect at the time the loan is closed. Commitments to extend credit related to construction loans are generally made for a period not to exceed six months with interest rates at the current market rate at the date of closing. In addition, standby letters of credit are issued for periods extending from one to two years with rates to be determined at the date the letter of credit is funded. Fees are only charged for the construction loans and the standby letters of credit, and the amounts unearned at December 31, 2008 and 2007 are insignificant. Accordingly, these commitments have no carrying value, and management estimates the commitments to have no significant fair value.

Summary of Significant Accounting Policies

Off-Balance-Sheet Financial Instruments

In the ordinary course of business Wilson Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credits. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred ore received.

Impact of New Accounting Standards

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141(R)"). SFAS No. 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. The adoption of SFAS No. 141(R) could have a material impact to the consolidated financial statements for business combinations entered into after the effective date of SFAS No. 141(R). Also, any tax contingencies related to acquisitions prior to the effective date of SFAS No. 141(R) that are resolved after the adoption of SFAS No. 141(R) would be recorded through current earning, and also could have a material impact to the consolidated financial statements.

On September 15, 2006, the FASB issued SFAS No. 157 "*Fair Value Measurement*" ("SFAS No. 157"). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities but does not expand the use of fair value in any circumstance. The standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. It clarifies the principal that fair value should be based on the assumptions market participation would use when pricing the asset or liability. In support of this principle, SFAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity's own data. Under SFAS No. 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. Additionally, in February 2008, the FASB issued FSP 157-2, "Effective Date of FASB Statement No. 157" ("FSP 157-2"), which delays the effective date of SFAS No. 157 for non-recurring, non-financial instruments to fiscal years beginning after November 15, 2008.

In October 2008, the FASB issued FASB Staff Position No. SFAS No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP 157-3"). FSP 157-3 clarifies the application of SFAS No. 157 in a market that is not active. FSP 157-3 is intended to address the following application issues: (a) how the reporting entity's own assumptions (that is, expected cash flows and appropriately risk-adjusted discount rates) should be considered when measuring fair value when relevant observable inputs do not exist; (b) how available observable inputs in a market that is not active should be considered when measuring fair value; and (c) how the use of market quotes (for example, broker quotes or pricing services for the same or similar financial assets) should be considered when assessing the relevance of observable and unobservable inputs available to measure fair value. FSP 157-3 is effective on issuance, including prior periods for which financial statements have not been issued.

In March 2007, the FASB ratified the consensus the EITF reached regarding EITF Issue No. 06-10, "*Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements*" ("Issue 06-10"), which provides accounting guidance for postretirement benefits related to collateral assignment split-dollar life insurance arrangements, whereby the employee owns and controls the insurance policies. The consensus concludes that an employer should recognize a liability for the postretirement benefit in accordance with SFAS No. 106 or APB 12, as well as recognize an asset based on the substance of the arrangement with the employee. Issue 06-10 is effective for fiscal years beginning after December 15, 2007 with early application permitted. Effective January 1, 2008, the Company adopted EITF 06-10 through a cumulative effect adjustment to retained earning of $74,000 ($.01 per share), which is net of taxes of $46,000.

In November 2007, the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin No. 109, "Application of Accounting Principles to Loan Commitments" ("SAB 109"), to inform registrants of the SEC's view that the fair value of written loan commitments that are accounted for at fair value should include expected net future cash flows related to the associated servicing of the loan. Additionally, the SEC reaffirmed its previous views that internally-developed intangible assets (such as customer relationship intangible assets) should not be recorded as part of the fair value of such commitments. The SEC expects registrants to apply the views stated in SAB 109 on a prospective basis to written loan commitments recorded a fair value which were issued or modified in fiscal quarters beginning after December 15, 2007. The adoption of SAB 109 generally has resulted in higher fair values being recorded upon initial recognition of derivative interest rate lock commitments.

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payments Transactions Are Participating Securities" ("FSP EITF 03-6-1"). FSP EITF 03-6-1 requires that instruments granted in share-based payment transactions, that are considered to be participating securities, should be included in the earning allocation in computing EPS under the two-class method described in SFAS No. 128, "Earning per Share". FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008 with all prior period EPS data being adjusted retrospectively. Early adoption is not permitted.

On September 12, 2008, the FASB issued FSP No. 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Interpretation No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161" (FSP 133-1). FSP 133-1 requires expanded disclosures about credit derivatives and guarantees. The expanded disclosure requirements for FSP 133-1 are effective for the Company's financial statements for the year ending December 31, 2008 and earlier adoption is not permitted. The adoption of FSP 133-1 will not impact the Company's financial condition and results of operations.

On February 20, 2008 the FASB issued FSP No. FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions" ("FSP 140-3"). FSP 140-3 requires that an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of, the initial transfer be evaluated together as a linked transaction under SFAS No. 140, unless certain criteria are met. FSP 140-3 is effective for the Company's financial statements for the year beginning on January 1, 2009 and earlier adoption is not permitted. The adoption of FSP 140-3 will not have a material impact on the Company's financial conditions and results of operations.

MAGGART & ASSOCIATES, P.C.

Certified Public Accountants

FIRST UNION TOWER
SUITE 2150
150 FOURTH AVENUE, NORTH
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Wilson Bank Holding Company

We have audited Wilson Bank Holdings Company's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Wilson Bank Holding Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that material weaknesses exist, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Wilson Bank Holding Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of income, stockholders' equity and comprehensive income, and cash flows of Wilson Bank Holding Company, and our report dated January 16, 2009 expressed an unqualified opinion.

Maggart & Associates, P.C.

Nashville, Tennessee
January 16, 2009

MAGGART & ASSOCIATES, P.C.

Certified Public Accountants

FIRST UNION TOWER
SUITE 2150
150 FOURTH AVENUE, NORTH
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Wilson Bank Holding Company:

We have audited the accompanying consolidated balance sheets of Wilson Bank Holding Company and Subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of earnings, comprehensive earnings, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wilson Bank Holding Company and Subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Wilson Bank Holding Company's internal control over financial reporting as of December 31, 2008 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 16, 2009 expressed an unqualified opinion thereon.

Maggart & Associates, P.C.

Nashville, Tennessee
January 16, 2009

WILSON BANK HOLDING COMPANY

Consolidated Balance Sheets

December 31, 2008 and 2007

	Dollars In Thousands 2008	2007
ASSETS		
Loans, net of allowance for loan losses of $12,138,000 and $9,473,000, respectively	$ 1,077,047	988,053
Securities:		
Held-to-maturity, at amortized cost (market value $11,021,000 and $13,480,000, respectively)	11,093	13,450
Available-for-sale, at market (amortized cost $195,087,000 and $210,561,000, respectively)	194,167	209,931
Total securities	205,260	223,381
Loans held for sale	3,541	6,034
Federal funds sold	21,170	14,722
Restricted equity securities	3,100	2,983
Total earning assets	1,310,118	1,235,173
Cash and due from banks	38,073	44,853
Premises and equipment, net	31,035	30,411
Accrued interest receivable	8,357	8,864
Deferred income taxes	3,578	2,539
Other real estate	4,993	1,268
Goodwill	4,805	4,805
Other intangible assets, net	1,300	1,696
Other assets	4,527	4,636
Total assets	$ 1,406,786	1,334,245
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$ 1,248,500	1,182,590
Securities sold under repurchase agreements	7,447	9,771
Advances from Federal Home Loan Bank	13,811	15,470
Accrued interest and other liabilities	7,910	8,229
Total liabilities	1,277,668	1,216,060
Stockholders' equity:		
Common stock, par value $2.00 per share, authorized 10,000,000 shares, 7,042,042 and 6,916,390 shares issued and outstanding, respectively	14,084	13,833
Additional paid-in capital	38,078	34,373
Retained earnings	77,524	70,368
Net unrealized losses on available-for-sale securities, net of income taxes of $352,000 and $241,000, respectively	(568)	(389)
Total stockholders' equity	129,118	118,185
COMMITMENTS AND CONTINGENCIES		
Total liabilities and stockholders' equity	$ 1,406,786	1,334,245

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY

Consolidated Statements of Earnings

Three Years Ended December 31, 2008

	Dollars In Thousands (except per share data) 2008	2007	2006
Interest income:			
Interest and fees on loans	$ 73,731	71,945	62,567
Interest and dividends on securities:			
Taxable securities	10,942	10,398	5,312
Exempt from Federal income taxes	542	585	633
Interest on loans held for sale	187	253	201
Interest on Federal funds sold	773	2,524	1,814
Interest and dividends on restricted equity securities	182	177	163
Total interest income	86,357	85,882	70,690
Interest expense:			
Interest on negotiable order of withdrawal accounts	3,628	2,858	1,262
Interest on money market accounts and other savings accounts	4,285	7,019	5,955
Interest on certificates of deposit	31,607	34,746	24,155
Interest on securities sold under repurchase agreements	180	342	354
Interest on advances from Federal Home Loan Bank	688	756	652
Interest on Federal funds purchased	4	-	-
Total interest expense	40,392	45,721	32,378
Net interest income before provision for loan losses	45,965	40,161	38,312
Provision for loan losses	(6,718)	(4,145)	(3,806)
Net interest income after provision for loan losses	39,247	36,016	34,506
Non-interest income	12,006	10,636	9,486
Non-interest expense	(32,814)	(29,477)	(26,746)
Earnings before income taxes	18,439	17,175	17,246
Income taxes	7,041	6,239	6,671
Net earnings	$ 11,398	10,936	10,575
Basic earnings per common share	$ 1.63	1.58	1.56
Diluted earnings per common share	$ 1.62	1.58	1.55
Weighted average common shares outstanding:			
Basic	6,996,442	6,901,447	6,771,455
Diluted	7,025,821	6,937,441	6,811,057

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY

Consolidated Statements of Comprehensive Earnings

Three Years Ended December 31, 2008

	Dollars In Thousands		
	2008	2007	2006
Net earnings	$ 11,398	10,936	10,575
Other comprehensive earnings (losses), net of tax:			
Net unrealized gains (losses) on available-for-sale securities arising during period, net of taxes of $23,000 $651,000 and $346,000, respectively	(36)	1,049	556
Reclassification adjustment for net losses (gains) included in net earnings, net of taxes of $88,000 and $ 48,000 in 2008 and 2006, respectively	(143)	-	78
Other comprehensive earnings (losses)	(179)	1,049	634
Comprehensive earnings	$ 11,219	11,985	11,209

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY

Consolidated Statements of Changes in Stockholders' Equity

Three Years Ended December 31, 2008

	Dollars In Thousands				
	Common Stock	Additional Paid-In Capital	Retained Earnings	Net Unrealized Gain (Loss) On Available-For-Sale Securities	Total
Balance December 31, 2005	$ 9,992	31,502	55,688	(2,072)	95,110
Cash dividends declared, $.68 per share	-	-	(4,525)	-	(4,525)
Issuance of 113,774 shares of stock pursuant to dividend reinvestment plan	227	3,924	-	-	4,151
Issuance of 12,587 shares of stock pursuant to exercise of stock options	25	181	-	-	206
Share based compensation expense	-	17	-	-	17
Net change in unrealized loss on available-for-sale securities during the year, net of taxes of $394,000	-	-	-	634	634
Net earnings for the year	-	-	10,575	-	10,575
Balance December 31, 2006	10,244	35,624	61,738	(1,438)	106,168
Cash dividends declared, $.34 per share	-	-	(2,306)	-	(2,306)
Issuance of 53,518 shares of stock pursuant to dividend reinvestment plan	107	2,007	-	-	2,114
Issuance of 1,724,425 shares of stock pursuant to a 4 for 3 stock split	3,450	(3,450)	-	-	-
Issuance of 16,107 shares of stock pursuant to exercise of stock options	32	171	-	-	203
Share based compensation expense	-	21	-	-	21
Net change in unrealized loss on available-for-sale securities during the year, net of taxes of $651,000	-	-	-	1,049	1,049
Net earnings for the year	-	-	10,936	-	10,936
Balance December 31, 2007	13,833	34,373	70,368	(389)	118,185
Cash dividends declared, $.60 per share	-	-	(4,168)	-	(4,168)
Issuance of 108,132 shares of stock pursuant to dividend reinvestment plan	216	3,487	-	-	3,703
Cumulative effect of change in accounting principle related to deferred compensation plan, net of taxes of $46,000	-	-	(74)	-	(74)
Issuance of 17,520 shares of stock pursuant to exercise of stock options	35	197	-	-	232
Share based compensation expense	-	21	-	-	21
Net change in unrealized loss on available-for-sale securities during the year, net of taxes of $111,000	-	-	-	(179)	(179)
Net earnings for the year	-	-	11,398	-	11,398
Balance December 31, 2008	$ 14,084	38,078	77,524	(568)	129,118

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY

Consolidated Statements of Cash Flows

Three Years Ended December 31, 2008

Increase (Decrease) in Cash and Cash Equivalents

	Dollars In Thousands		
	2008	2007	2006
Cash flows from operating activities:			
Interest received	$ 86,682	84,950	68,857
Fees received	11,416	10,267	8,881
Other income received	9	89	124
Proceeds from sales of loans	75,587	88,759	88,971
Origination of loans held for sale	(72,744)	(87,448)	(92,650)
Interest paid	(41,501)	(44,639)	(29,629)
Cash paid to suppliers and employees	(29,412)	(27,096)	(25,407)
Income taxes paid	(7,835)	(5,844)	(7,733)
Net cash provided by operating activities	22,202	19,038	11,414
Cash flows from investing activities:			
Purchase of available-for-sale securities	(201,831)	(124,354)	(66,771)
Proceeds from maturities of available-for-sale securities	131,232	85,679	27,335
Proceeds from sale of available-for-sale securities	86,378	-	10,303
Purchase of held-to-maturity securities	(1,659)	(979)	(462)
Proceeds from maturities of held-to-maturity securities	4,007	1,847	505
Loans made to customers, net of repayments	(104,271)	(113,895)	(85,426)
Purchase of bank premises and equipment	(2,438)	(3,423)	(6,693)
Proceeds from sale of fixed assets	-	52	46
Proceeds from sale of other assets	26	261	324
Proceeds from sale of other real estate	4,328	1,318	1,764
Net cash used in investing activities	(84,228)	(153,494)	(119,075)
Cash flows from financing activities:			
Net increase in non-interest bearing, savings, NOW and money market deposit accounts	25,168	25,489	21,147
Net increase in time deposits	40,742	70,372	135,993
Proceeds from sale (purchase of) of securities under agreements to repurchase	(2,324)	(3,623)	4,238
Proceeds from (repayments to) Federal Home Loan Bank, net	(1,659)	(1,622)	3,404
Dividends paid	(4,168)	(2,306)	(4,525)
Proceeds from sale of common stock pursuant to dividend reinvestment	3,703	2,114	4,151
Proceeds from sale of common stock pursuant to exercise of stock options	232	203	206
Net cash provided by financing activities	61,694	90,627	164,614
Net increase (decrease) in cash and cash equivalents	(332)	(43,829)	56,953
Cash and cash equivalents at beginning of year	59,575	103,404	46,451
Cash and cash equivalents at end of year	$ 59,243	59,575	103,404

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY

Consolidated Statements of Cash Flows, Continued

Three Years Ended December 31, 2008

Increase (Decrease) in Cash and Cash Equivalents

	Dollars In Thousands		
	2008	2007	2006
Reconciliation of net earnings to net cash provided by operating activities:			
Net earnings	$ 11,398	10,936	10,575
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	2,125	1,981	1,957
Provision for loan losses	6,718	4,145	3,806
Provision for deferred taxes	(928)	93	(475)
Loss on sales of other real estate	398	136	102
Loss on sales of other assets	15	119	101
Security (gains) losses	(231)	-	126
Loss (gain) on sales of fixed assets	20	36	(18)
FHLB dividend reinvestment	(117)	(43)	(158)
Decrease (increase) in loans held for sale	2,493	1,031	(4,130)
Increase (decrease) in taxes payable	134	302	(587)
(Increase) decrease in accrued interest receivable	507	(845)	(1,687)
Increase (decrease) in interest payable	(1,109)	1,082	2,749
Increase in other assets	-	(103)	(651)
Increase (decrease) in accrued expenses	758	147	(313)
Share based compensation expense	21	21	17
Total adjustments	10,804	8,102	839
Net cash provided by operating activities	$ 22,202	19,038	11,414

Supplemental Schedule of Non-Cash Activities:

	2008	2007	2006
Unrealized gain (loss) in value of securities available-for-sale, net of taxes of $111,000 in 2008, $651,000 in 2007, and $394,000 in 2006	$ (179)	1,049	634
Non-cash transfers from loans to other real estate	$ 8,451	2,167	2,144
Non-cash transfers from loans to other assets	$ 108	200	511
Issuance of 1,724,425 shares of common stock pursuant to a 4 for 3 stock split	$ -	3,450	-

See accompanying notes to consolidated financial statements.

(1) *Summary of Significant Accounting Policies*

The accounting and reporting policies of Wilson Bank Holding Company ("the Company") and Wilson Bank & Trust ("Wilson Bank") are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The following is a brief summary of the significant policies.

(a) *Principles of Consolidation*

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Wilson Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) *Nature of Operations*

Wilson Bank operates under a state bank charter and provides full banking services. As a state bank, Wilson Bank is subject to regulations of the Tennessee Department of Financial Institutions and the Federal Deposit Insurance Corporation. The areas served by Wilson Bank include Wilson County, DeKalb County, Rutherford County, Smith County, Trousdale County, and eastern Davidson County, Tennessee and surrounding counties in Middle Tennessee. Services are provided at the main office and twenty-two branch locations.

(c) *Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to determination of the allowance for loan losses and the valuation of debt and equity securities and the related deferred taxes.

(d) *Loans*

Loans are stated at the principal amount outstanding. Unearned discount, deferred loan fees net of loan acquisition costs, and the allowance for loan losses are shown as reductions of loans. Loan origination and commitment fees and certain loan-related costs are being deferred and the net amount amortized as an adjustment of the related loan's yield over the contractual life of the loan. Unearned discount represents the unamortized amount of finance charges, principally related to certain installment loans. Interest income on most loans is accrued based on the principal amount outstanding.

(1) ***Summary of Significant Accounting Policies, Continued***

(d) ***Loans, Continued***

The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS No. 114") and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" ("SFAS No. 118"). These pronouncements apply to impaired loans except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment including residential mortgage and installment loans.

A loan is impaired when it is probable that the Company will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. Impaired loans are measured at the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company shall recognize an impairment by creating a valuation allowance with a corresponding charge to the provision for loan losses or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge or credit to the provision for loan losses.

The Company's installment loans are divided into various groups of smaller-balance homogeneous loans that are collectively evaluated for impairment and, thus, are not subject to the provisions of SFAS Nos. 114 and 118. Substantially all other loans of the Company are evaluated for impairment under the provisions of SFAS Nos. 114 and 118.

The Company considers all loans on nonaccrual status that are subject to the provisions of SFAS Nos. 114 and 118 to be impaired. Loans are placed on nonaccrual status when doubt as to timely collection of principal or interest exists, or when principal or interest is past due 90 days or more unless such loans are well-secured and in the process of collection. Past due status of loans is based on the contractual terms of the loan. Delays or shortfalls in loan payments are evaluated along with various other factors to determine if a loan is impaired. Generally, delinquencies under 90 days are considered insignificant unless certain other factors are present which indicate impairment is probable. The decision to place a loan on nonaccrual status is also based on an evaluation of the borrower's financial condition, collateral, liquidation value, and other factors that affect the borrower's ability to pay.

(1) Summary of Significant Accounting Policies, Continued

(d) Loans, Continued

Generally, at the time a loan is placed on nonaccrual status, all interest accrued and uncollected on the loan in the current fiscal year is reversed from income, and all interest accrued and uncollected from the prior year is charged off against the allowance for loan losses. Thereafter, interest on nonaccrual loans is recognized as interest income only to the extent that cash is received and future collection of principal is not in doubt. If the collectibility of outstanding principal is doubtful, such cash received is applied as a reduction of principal. A nonaccrual loan may be restored to an accruing status when principal and interest are no longer past due and unpaid and future collection of principal and interest on a timely basis is not in doubt.

Loans not on nonaccrual status are classified as impaired in certain cases when there is inadequate protection by the current net worth and financial capacity of the borrower or of the collateral pledged, if any. In those cases, such loans have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt, and if such deficiencies are not corrected, there is a probability that the Company will sustain some loss. In such cases, interest income continues to accrue as long as the loan does not meet the Company's criteria for nonaccrual status.

Generally, the Company also classifies as impaired any loans the terms of which have been modified in a troubled debt restructuring. Interest is generally accrued on such loans that continue to meet the modified terms of their loan agreements.

The Company's charge-off policy for impaired loans is similar to its charge-off policy for all loans in that loans are charged off in the month when they are considered uncollectible.

(e) Allowance for Loan Losses

The provision for loan losses represents a charge to earnings necessary, after loan charge-offs and recoveries, to maintain the allowance for loan losses at an appropriate level which is adequate to absorb estimated losses inherent in the loan portfolio. Such estimated losses arise primarily from the loan portfolio but may also be derived from other sources, including commitments to extend credit and standby letters of credit. The level of the allowance is determined on a monthly basis using procedures which include: (1) categorizing commercial and commercial real estate loans into risk categories to estimate loss probabilities based primarily on the historical loss experience of those risk

(1) *Summary of Significant Accounting Policies, Continued*

(e) *Allowance for Loan Losses, Continued*

categories and current economic conditions; (2) analyzing significant commercial and commercial real estate credits and calculating specific reserves as necessary; (3) assessing various homogeneous consumer loan categories to estimate loss probabilities based primarily on historical loss experience; (4) reviewing unfunded commitments; and (5) considering various other factors, such as changes in credit concentrations, loan mix, and economic conditions which may not be specifically quantified in the loan analysis process.

The allowance for loan losses consists of an allocated portion and an unallocated, or general, portion. The allocated portion is maintained to cover estimated losses applicable to specific segments of the loan portfolio. The unallocated portion is maintained to absorb losses which probably exist as of the evaluation date but are not identified by the more objective processes used for the allocated portion of the allowance due to risk of errors or imprecision. While the total allowance consists of an allocated portion and an unallocated portion, these terms are primarily used to describe a process. Both portions of the allowance are available to provide for inherent loss in the entire portfolio.

The allowance for loan losses is increased by provisions for loan losses charged to expense and is reduced by loans charged off net of recoveries on loans previously charged off. The provision is based on management's determination of the amount of the allowance necessary to provide for estimated loan losses based on its evaluation of the loan portfolio. Determining the appropriate level of the allowance and the amount of the provision involves uncertainties and matters of judgment and therefore cannot be determined with precision.

(f) *Debt and Equity Securities*

The Company applies the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Under the provisions of SFAS No. 115, securities are classified in three categories and accounted for as follows:

- *Securities Held-to-Maturity*

  Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Amortization of premiums and accretion of discounts are recognized by the interest method.

(1) ***Summary of Significant Accounting Policies, Continued***

(f) ***Debt and Equity Securities, Continued***

- *Trading Securities*

  Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

- *Securities Available-for-Sale*

  Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at estimated fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity. Premiums and discounts are recognized by the interest method.

No securities have been classified as trading securities.

Realized gains or losses from the sale of debt and equity securities are recognized based upon the specific identification method.

(g) ***Loans Held for Sale***

Mortgage loans held for sale are reported at the lower of cost or market value determined by outstanding commitments from investors at the balance sheet date. These loans are valued on an aggregate basis.

(h) ***Premises and Equipment***

Premises and equipment are stated at cost. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the related assets. Gain or loss on items retired and otherwise disposed of is credited or charged to operations and cost and related accumulated depreciation are removed from the asset and accumulated depreciation accounts.

Expenditures for major renewals and improvements of premises and equipment are capitalized and those for maintenance and repairs are charged to earnings as incurred.

(1) ***Summary of Significant Accounting Policies, Continued***

(i) ***Intangible Assets***

SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") requires that management determine the allocation of intangible assets into identifiable groups at the date of acquisition and appropriate amortization periods be established. Under the provisions of SFAS No. 142, goodwill is not to be amortized; rather, it is to be monitored for impairment and written down to the impairment value at the time impairment occurs. The Company has determined that no impairment loss needs to be recognized related to the goodwill.

(j) ***Cash and Cash Equivalents***

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and Federal funds sold. Generally, Federal funds sold are purchased and sold for one-day periods. Management makes deposits only with financial institutions it considers to be financially sound.

(k) ***Securities Sold Under Agreements to Repurchase***

Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by Federal deposit insurance.

(l) ***Long-Term Assets***

Premises and equipment, intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

(m) ***Income Taxes***

Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of non-taxable income such as interest on state and municipal securities) and deferred taxes on temporary differences between the amount of taxable and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax asset and liabilities are expected to be realized or settled as prescribed in SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

(1) Summary of Significant Accounting Policies, Continued

(m) Income Taxes, Continued

The Company and Wilson Bank file consolidated Federal and State income tax returns.

(n) Stock Options

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (Revised 2004) "Share-Based Payment" ("SFAS No. 123R"). The Securities and Exchange Commission ("SEC") staff issued Staff Accounting Bulletin No. 107 ("SAB 107") in March 2005 to assist preparers by simplifying some of the implementation challenges of SFAS No. 123R while enhancing the information investors receive. The FASB has also issued various Staff Positions clarifying certain provisions of the new accounting standard. SFAS No. 123R addresses all forms of share-based payment awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS No. 123R requires the Company to expense share-based payment awards with compensation cost measured at the fair value of the award. In addition, SFAS No. 123R requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than an operating cash flow.

Under the provisions of SFAS No. 123R, stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. Stock-based compensation expense recognized in the accompanying consolidated statements of earnings during 2008, 2007 and 2006 included compensation expense for stock-based payment awards granted prior to, but not yet vested, as of January 1, 2006 and for the stock-based awards granted after January 1, 2006, based on the grant date fair value estimated in accordance with SFAS No. 123R. As stock-based compensation expense recognized in the accompanying statements of earnings for 2008, 2007 and 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. (See note 19 to the consolidated financial statements).

(1) ***Summary of Significant Accounting Policies, Continued***

(n) ***Stock Options, Continued***

The fair value of each option award is estimated on the date of grant using a Black-Scholes Option Pricing Model ("BS") that uses the following assumptions. Expected volatility is based on implied volatility from comparable publicly traded banks. The Company uses historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the average of: (1) the weighted average vesting term and (2) original contractual term as permitted under SAB 107. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant and the weighted average expected life of the grant.

(o) ***Stock Split***

The Company's Board of Directors approved a 4 for 3 stock split effective May 31, 2007. Each stockholder received four (4) shares of common stock in exchange for each three (3) shares owned with no allowance for fractional shares. For 2006, per share data included in these consolidated financial statements was restated to give effect to the stock split.

(p) ***Advertising Costs***

Advertising costs are expensed when incurred by the Company.

(q) ***Other Real Estate***

Real estate acquired in settlement of loans is initially recorded at the lower of cost (loan value of real estate acquired in settlement of loans plus incidental expense) or estimated fair value, less estimated cost to sell. Based on periodic evaluations by management, the carrying values are reduced by a direct charge to earnings when they exceed net realizable value. Costs relating to the development and improvement of the property are capitalized, while holding costs of the property are charged to expense in the period incurred.

(r) ***Reclassifications***

Certain reclassifications have been made to the 2007 and 2006 figures to conform to the presentation for 2008.

(1) ***Summary of Significant Accounting Policies, Continued***

(s) ***Off-Balance-Sheet Financial Instruments***

In the ordinary course of business Wilson Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

(t) ***Impact of New Accounting Standards***

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The adoption of SFAS 141(R) could have a material impact to the consolidated financial statements for business combinations entered into after the effective date of SFAS 141(R). Also, any tax contingencies related to acquisitions prior to the effective date of SFAS 141(R) that are resolved after the adoption of SFAS 141(R) would be recorded through current earnings, and also could have a material impact to the consolidated financial statements.

On September 15, 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities but does not expand the use of fair value in any circumstance. The standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. It clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity's own data. Under SFAS

(1) Summary of Significant Accounting Policies, Continued

(t) Impact of New Accounting Standards, Continued

No. 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. Additionally, in February 2008, the FASB issued FSP 157-2, "Effective Date of FASB Statement No. 157" ("FSP 157-2"), which delays the effective date of FAS 157 for non-recurring, non-financial instruments to fiscal years beginning after November 15, 2008.

In October 2008, the FASB issued FASB Staff Position No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP 157-3"). FSP 157-3 clarifies the application of SFAS No. 157 in a market that is not active. The FSP is intended to address the following application issues: (a) how the reporting entity's own assumptions (that is, expected cash flows and appropriately risk-adjusted discount rates) should be considered when measuring fair value when relevant observable inputs do not exist; (b) how available observable inputs in a market that is not active should be considered when measuring fair value; and (c) how the use of market quotes (for example, broker quotes or pricing services for the same or similar financial assets) should be considered when assessing the relevance of observable and unobservable inputs available to measure fair value. FSP 157-3 is effective on issuance, including prior periods for which financial statements have not been issued.

In March 2007, the FASB ratified the consensus the EITF reached regarding EITF Issue No. 06-10, "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements" ("Issue 06-10"), which provides accounting guidance for postretirement benefits related to collateral assignment split-dollar life insurance arrangements, whereby the employee owns and controls the insurance policies. The consensus concludes that an employer should recognize a liability for the postretirement benefit in accordance with Statement 106 or APB 12, as well as recognize an asset based on the substance of the arrangement with the employee. Issue 06-10 is effective for fiscal years beginning after December 15, 2007 with early application permitted. Effective January 1, 2008, the Company adopted EITF 06-10 through a cumulative effect adjustment to retained earnings of $74,000 ($.01 per share), which is net of taxes of $46,000.

(1) Summary of Significant Accounting Policies, Continued

(t) Impact of New Accounting Standards, Continued

In November 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 109, "Application of Accounting Principles to Loan Commitments" ("SAB 109"), to inform registrants of the Staff's view that the fair value of written loan commitments that are accounted for at fair value should include expected net future cash flows related to the associated servicing of the loan. Additionally, the Staff reaffirmed its previous views that internally-developed intangible assets (such as customer relationship intangible assets) should not be recorded as part of the fair value of such commitments. The Staff expects registrants to apply the views stated in SAB 109 on a prospective basis to written loan commitments recorded a fair value which were issued or modified in fiscal quarters beginning after December 15, 2007. The adoption of SAB 109 generally has resulted in higher fair values being recorded upon initial recognition of derivative interest rate lock commitments.

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payments Transactions Are Participating Securities" ("FSP EITF 03-6-1"). FSP EITF 03-6-1 requires that instruments granted in share-based payment transactions, that are considered to be participating securities, should be included in the earnings allocation in computing earnings per share ("EPS") under the two-class method described in FASB Statement No. 128, "Earnings per Share". FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008 with all prior period EPS data being adjusted retrospectively. Early adoption is not permitted.

On September 12, 2008, the FASB issued FSP No. 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Interpretation No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161" (FSP 133-1). FSP 133-1 requires expanded disclosures about credit derivatives and guarantees. The expanded disclosure requirements of FSP 133-1 are effective for the Company's financial statements for the year ending December 31, 2008 and earlier adoption is not permitted. The adoption of FSP 133-1 will not impact the Company's financial condition and results of operations.

On February 20, 2008 the FASB issued FSP No. FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions" (FSP 140-3). FSP 140-3 requires that an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of, the initial transfer be evaluated together as a linked transaction under SFAS 140, unless certain criteria are met. FSP 140-3 is effective for the Company's financial statements for the year beginning on January 1, 2009 and earlier adoption is not permitted. The adoption of FSP 140-3 will not have a material impact on the Company's financial conditions and results of operations.

(2) Loans and Allowance for Loan Losses

The classification of loans at December 31, 2008 and 2007 is as follows:

	In Thousands 2008	2007
Commercial, financial and agricultural	$ 359,752	337,368
Installment	71,869	73,618
Real estate – construction	99,768	100,036
Real estate – mortgage	557,796	486,504
	1,089,185	997,526
Allowance for loan losses	(12,138)	(9,473)
	$ 1,077,047	988,053

The principal maturities on loans at December 31, 2008 are as follows:

	Commercial, Financial and Agricultural	Installment	Real Estate - Construction	Real Estate-Mortgage	Total
	In Thousands				
3 months or less	$ 71,259	5,128	30,797	4,478	111,662
3 to 12 months	127,553	5,611	40,628	6,492	180,284
1 to 5 years	115,172	52,808	28,343	82,138	278,461
Over 5 Years	45,768	8,322	-	464,688	518,778
	$ 359,752	71,869	99,768	557,796	1,089,185

At December 31, 2008, variable rate and fixed rate loans totaled $639,402,000 and $449,783,000, respectively. At December 31, 2007, variable rate loans were $549,569,000 and fixed rate loans totaled $447,957,000.

Unamortized deferred loan fees totaled $1,293,000 and $906,000 at December 31, 2008 and 2007, respectively.

In the normal course of business, Wilson Bank has made loans at prevailing interest rates and terms to directors and executive officers of the Company and to their affiliates. The aggregate amount of these loans was $12,966,000 and $15,889,000 at December 31, 2008 and 2007, respectively. As of December 31, 2008, none of these loans were restructured, nor were any related party loans charged-off during the past three years nor did they involve more than the normal risk of collectibility or present other unfavorable features.

(2) *Loans and Allowance for Loan Losses, Continued*

An analysis of the activity with respect to such loans to related parties is as follows:

	In Thousands December 31, 2008	*In Thousands* December 31, 2007
Balance, January 1	$ 15,889	13,392
New loans during the year	18,124	32,407
Repayments during the year	(21,047)	(29,910)
Balance, December 31	$ 12,966	15,889

A director of the Company performs appraisals related to certain loan customers. Fees paid to the director for these services were $195,000 in 2008, $210,000 in 2007, and $392,000 in 2006.

Loans which had been placed on non-accrual status totaled $10,408,000 and $2,167,000 at December 31, 2008 and 2007, respectively. Had interest on these loans been accrued, interest income would have been increased by approximately $370,000 in 2008, $128,000 in 2007 and $11,000 in 2006. Loans that are past due 90 days or more and are still accruing interest totaled $3,716,000 and $2,126,000 at December 31, 2008 and 2007, respectively.

Transactions in the allowance for loan losses for the years ended December 31, 2008, 2007 and 2006 are summarized as follows:

	In Thousands 2008	2007	2006
Balance, beginning of year	$ 9,473	10,209	9,083
Provision charged to operating expense	6,718	4,145	3,806
Loans charged off	(4,467)	(5,185)	(3,017)
Recoveries on losses	414	304	337
Balance, end of year	$ 12,138	9,473	10,209

The Company's principal customers are primarily in the Middle Tennessee area with a concentration in Wilson County, Tennessee. Credit is extended to businesses and individuals and is evidenced by promissory notes. The terms and conditions of the loans including collateral vary depending upon the purpose of the credit and the borrower's financial condition.

(2) ***Loans and Allowance for Loan Losses, Continued***

Impaired loans and related loan loss reserve amounts at December 31, 2008 and 2007 were as follows:

	In Thousands December 31, 2008	2007
Recorded investment	$ 10,408	2,167
Loan loss reserve	$ 1,810	313

The average recorded investment in impaired loans for the years ended December 31, 2008, 2007 and 2006 was $9,185,000, $2,630,000 and $650,000, respectively. The Company did not recognize any interest income on the accrual basis on these loans for the period that such loans were impaired during 2008, 2007 and 2006.

In 2008, 2007 and 2006, the Company originated and sold loans in the secondary market of $72,744,000, $87,448,000 and $92,650,000, respectively. The gain on sale of these loans totaled $350,000, $280,000 and $451,000 in 2008, 2007 and 2006, respectively.

Of the loans sold in the secondary market, the recourse to Wilson Bank is limited. On loans sold to the Federal Home Loan Mortgage Corporation, Wilson Bank has a recourse obligation for one year from the purchase date. At December 31, 2008, there were $4.2 million in loans sold to the Federal Home Loan Mortgage Corporation with existing recourse. All other loans sold in the secondary market provide the purchaser recourse to Wilson Bank for a period of 90 days up to one year from the date of purchase and only in the event of a default by the borrower pursuant to the terms of the individual loan agreement. At December 31, 2008, total loans sold with recourse to Wilson Bank, including those sold to the Federal Home Loan Mortgage Corporation, aggregated $71,088,000. At December 31, 2008, Wilson Bank had not been required to repurchase any of the loans originated by Wilson Bank and sold in the secondary market. Management expects no loss to result from these recourse provisions.

(3) ***Debt and Equity Securities***

Debt and equity securities have been classified in the consolidated balance sheet according to management's intent. Debt and equity securities at December 31, 2008 consist of the following:

	Securities Held-To-Maturity *In Thousands*			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Obligations of states and political subdivisions	$ 11,074	91	162	11,003
Mortgage-backed securities	19	-	1	18
	$ 11,093	91	163	11,021

(3) *Debt and Equity Securities, Continued*

	Securities Available-For-Sale *In Thousands*			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. Government agencies and corporations	$ 146,876	464	1,582	145,758
Obligations of states and political subdivisions	1,523	-	76	1,447
Mortgage-backed securities	46,688	330	56	46,962
	$ 195,087	794	1,714	194,167

The Company's classification of securities at December 31, 2007 is as follows:

	Securities Held-To-Maturity *In Thousands*			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Obligations of states and political subdivisions	$ 13,423	72	42	13,453
Mortgage-backed securities	27	-	-	27
	$ 13,450	72	42	13,480

	Securities Available-For-Sale *In Thousands*			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. Government agencies and corporations	$ 206,528	329	952	205,905
Obligations of states and political subdivisions	1,928	-	17	1,911
Mortgage-backed securities	2,105	15	5	2,115
	$ 210,561	344	974	209,931

(3) *Debt and Equity Securities, Continued*

The amortized cost and estimated market value of debt securities at December 31, 2008, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Securities Held-To-Maturity	In Thousands	
	Amortized Cost	Estimated Market Value
Due in one year or less	$ 1,505	1,510
Due after one year through five years	5,668	5,736
Due after five years through ten years	2,240	2,249
Due after ten years	1,661	1,508
	11,074	11,003
Mortgage-backed securities	19	18
	$ 11,093	11,021

Securities Available-For-Sale	In Thousands	
	Amortized Cost	Estimated Market Value
Due in one year or less	$ -	-
Due after one year through five years	11,000	10,703
Due after five years through ten years	36,011	36,003
Due after ten years	101,388	100,499
	148,399	147,205
Mortgage-backed securities	46,688	46,962
	$ 195,087	194,167

Results from sales of debt and equity securities are as follows:

	In Thousands		
	2008	2007	2006
Gross proceeds	$ 86,378	-	10,303
Gross realized gains	$ 425	-	20
Gross realized losses	194	-	(146)
Net realized gains (losses)	$ 231	-	(126)

Securities carried in the balance sheet of approximately $108,884,000 (approximate market value of $108,428,000) and $114,710,000 (approximate market value of $114,447,000) were pledged to secure public deposits and for other purposes as required or permitted by law at December 31, 2008 and 2007, respectively.

(3) Debt and Equity Securities, Continued

Included in the securities above are $10,371,000 (approximate market value of $10,322,000) and $13,226,000 (approximate market value of $13,253,000) at December 31, 2008 and 2007, respectively, in obligations of political subdivisions located within the State of Tennessee. Management purchases only obligations of such political subdivisions it considers to be financially sound.

Securities that have rates that adjust prior to maturity totaled $60,000 (approximate market value of $60,000) and $76,000 (approximate market value of $76,000) at December 31, 2008 and 2007, respectively.

The following table shows the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2008:

In Thousands, Except Number of Securities

	Less than 12 Months			12 Months or More			Total	
	Fair Value	Unrealized Losses	Number of Securities Included	Fair Value	Unrealized Losses	Number of Securities Included	Fair Value	Unrealized Losses
U.S. Treasury and other U.S. Government agencies and corporations	$ 71,023	1,059	18	22,446	523	6	93,469	1,582
Obligations of states and political sub-divisions	3,494	238	12	-	-	-	3,494	238
Mortgage-backed securities	10,363	56	7	10	1	2	10,373	57
Total temporarily impaired securities	$ 84,880	1,353	37	22,456	524	8	107,336	1,877

The impaired securities are considered high quality investments in line with normal industry investing practices. The unrealized losses are primarily the result of changes in the interest rate and sector environments. Consistent with the original classification, as available-for-sale or held-to-maturity securities, the Company intends and has the ability to hold the above securities until maturity or a market price recovery, and as such the impairment of these securities is not deemed to be other-than-temporarily impaired.

The Company may sell the above or other securities in the ordinary course of business in response to unexpected and significant changes in liquidity needs, unexpected and significant increases in interest rates and/or sector spreads that significantly extend the security's holding period, or conducting a small volume of security transactions.

(4) *Restricted Equity Securities*

Restricted equity securities consists of stock of the Federal Home Loan Bank amounting to $3,012,000 and $2,895,000 at December 31, 2008 and 2007, respectively, and the stock of Silverton Bank amounting to $88,000 at December 31, 2008 and 2007, respectively. The stock can be sold back only at par or a value as determined by the issuing institution and only to the respective financial institution or to another member institution. These securities are recorded at cost.

(5) *Premises and Equipment*

The detail of premises and equipment at December 31, 2008 and 2007 is as follows:

	In Thousands	
	2008	2007
Land	$ 12,424	11,306
Buildings	20,512	18,845
Construction in progress	-	1,747
Leasehold improvements	140	140
Furniture and equipment	6,779	7,030
Automobiles	177	224
	40,032	39,292
Less accumulated depreciation	(8,997)	(8,881)
	$ 31,035	30,411

Building additions during 2008 and 2007 include payments of $229,000 and $1,439,000, respectively, to a construction company owned by a director of the Company.

Depreciation expense was $1,794,000, $1,629,000 and $1,561,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

(6) *Acquired Intangible Assets and Goodwill*

The intangible assets result from the excess of purchase price over the applicable book value of the net assets acquired of 50% owned subsidiaries in 2005:

Amortizable intangible assets:

	In Thousands	
	2008	2007
Premium on purchased deposits	$ 2,787	2,787
Accumulated amortization	1,487	1,091
	$ 1,300	1,696

(6) *Acquired Intangible Assets and Goodwill, Continued*

	For the Year Ended December 31,		
	2008	2007	2006
Amortization expense	$ 396	396	396

Estimated amortization expense:

For the Year Ended	
2009	$ 396
2010	396
2011	396
2012	112

The premium on purchased deposits is being amortized on a straight-line basis over 7 years.

Goodwill:

	In Thousands	
	2008	2007
Balance at January 1,	$ 4,805	4,805
Goodwill acquired during year	-	-
Impairment loss	-	-
Balance at December 31,	$ 4,805	4,805

(7) *Deposits*

Deposits at December 31, 2008 and 2007 are summarized as follows:

	In Thousands	
	2008	2007
Demand deposits	$ 90,795	97,805
Savings accounts	34,658	38,966
Negotiable order of withdrawal accounts	168,246	156,410
Money market demand accounts	218,658	194,008
Certificates of deposit $100,000 or greater	334,990	301,801
Other certificates of deposit	326,235	331,243
Individual retirement accounts $100,000 or greater	28,215	18,653
Other individual retirement accounts	46,703	43,704
	$ 1,248,500	1,182,590

(7) ***Deposits, Continued***

Principal maturities of certificates of deposit and individual retirement accounts at December 31, 2008 are as follows:

Maturity	*(In Thousands)* Total
2009	$ 590,841
2010	105,729
2011	34,593
2012	2,227
2013	2,633
Thereafter	120
	$ 736,143

At December 31, 2008, certificates of deposit and individual retirement accounts in denominations of $100,000 or more amounted to $363,205,000 as compared to $320,454,000 at December 31, 2007.

The aggregate amount of overdrafts reclassified as loans receivable was $444,000 and $429,000 at December 31, 2008 and 2007, respectively.

Wilson Bank is required to maintain cash balances or balances with the Federal Reserve Bank or other correspondent banks based on certain percentages of deposit types. The average required amounts for the years ended December 31, 2008 and 2007 were approximately $15,815,000 and $15,778,000, respectively.

(8) ***Securities Sold Under Repurchase Agreements***

Securities sold under repurchase agreements were $7,447,000 and $9,771,000 at December 31, 2008 and 2007, respectively. The maximum amounts of outstanding repurchase agreements at any month end during 2008 and 2007 was $9,827,000 and $10,674,000, respectively. The average daily balance outstanding during 2008, 2007 and 2006 was $8,682,000, $7,804,000 and $8,460,000, respectively. The weighted-average interest rate on the outstanding balance at December 31, 2008 and 2007 was 1.75% and 3.55%, respectively. The underlying securities are typically held by other financial institutions and are designated as pledged.

(9) Advances from Federal Home Loan Bank

The advances from the Federal Home Loan Bank at December 31, 2008 and 2007 consist of the following:

	In Thousands			
	December 31,			
	2008		2007	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Fixed-rate advances	$ 13,811	4.72%	$ 15,470	4.65%

Advances from the Federal Home Loan Bank are to mature as follows at December 31, 2008:

Year Ending December 31,	In Thousands Amount
2009	$ 13,751
2010	60
	$ 13,811

These advances are collateralized by a required blanket pledge of qualifying mortgage loans.

(10) Non-Interest Income and Non-Interest Expense

The significant components of non-interest income and non-interest expense for the years ended December 31 are presented below:

	In Thousands		
	2008	2007	2006
Non-interest income:			
Service charges on deposits	$ 6,034	6,506	5,938
Other fees	5,382	3,832	3,067
Security gains, net	231	-	-
Gains on sales of loans	350	280	451
Gains on sales of fixed assets	-	-	18
Other income	9	18	12
	$ 12,006	10,636	9,486

(10) *Non-Interest Income and Non-Interest Expense, Continued*

	In Thousands		
	2008	2007	2006
Non-interest expense:			
Employee salaries and benefits	$ 17,972	16,466	14,825
Occupancy expenses	2,288	2,111	1,566
Furniture and equipment expenses	1,541	1,434	2,060
Loss on sale of fixed assets	20	36	-
Loss on sales of other assets, net	15	119	101
Loss on sales of other real estate, net	398	136	102
Data processing expenses	1,084	974	736
Security losses, net	-	-	126
FDIC insurance	828	129	117
Directors' fees	807	808	815
Other operating expenses	7,861	7,264	6,298
	$ 32,814	29,477	26,746

(11) *Income Taxes*

The components of the net deferred tax asset are as follows:

	In Thousands	
	2008	2007
Deferred tax asset:		
Federal	$ 4,563	3,532
State	728	549
	5,291	4,081
Deferred tax liability:		
Federal	(1,422)	(1,280)
State	(291)	(262)
	(1,713)	(1,542)
	$ 3,578	2,539

The tax effects of each type of significant item that gave rise to deferred taxes are:

	In Thousands	
	2008	2007
Financial statement allowance for loan losses in excess of tax allowance	$ 4,443	3,455
Excess of depreciation deducted for tax purposes over the amounts deducted in the financial statements	(735)	(374)
Financial statement deduction for deferred compensation in excess of deduction for tax purposes	496	385
Financial statement income on FHLB stock dividends not recognized for tax purposes	(480)	(435)
Deposit base premium related to acquisition of minority interest	(498)	(733)
Unrealized loss on securities available-for-sale	352	241
	$ 3,578	2,539

(11) Income Taxes, Continued

The components of income tax expense (benefit) are summarized as follows:

	In Thousands		
	Federal	State	Total
2008			
Current	$ 6,620	1,303	7,923
Deferred	(758)	(124)	(882)
Total	$ 5,862	1,179	7,041
2007			
Current	$ 5,199	947	6,146
Deferred	38	55	93
Total	$ 5,237	1,002	6,239
2006			
Current	$ 6,000	1,146	7,146
Deferred	(559)	84	(475)
Total	$ 5,441	1,230	6,671

A reconciliation of actual income tax expense of $7,041,000, $6,239,000 and $6,671,000 for the years ended December 31, 2008, 2007 and 2006, respectively, to the "expected" tax expense (computed by applying the statutory rate of 34% to earnings before income taxes) is as follows:

	In Thousands		
	2008	2007	2006
Computed "expected" tax expense	$ 6,269	5,839	5,864
State income taxes, net of Federal income tax benefit	775	622	811
Tax exempt interest, net of interest expense exclusion	(218)	(204)	(211)
Federal income tax rate in excess of statutory rate related to taxable income over $10 million	187	76	139
Other	28	(94)	68
	$ 7,041	6,239	6,671

Total income tax expense for 2008 and 2006, includes $88,000 and $48,000 expense and benefit, respectively, related to the realized gain and loss, respectively, on sale of securities. There were no sales of securities in 2007.

(11) Income Taxes, Continued

FASB Interpretation 48, "Accounting for Income Tax Uncertainties" ("FIN 48") was issued in June 2006 and defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. FIN 48 also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties and includes guidance concerning accounting for income tax uncertainties in interim periods. The Company adopted the provisions of FIN 48 on January 1, 2007, and determined there was no need to make an adjustment to retained earnings upon adoption of this Interpretation.

As of December 31, 2008, the Company has accrued no interest and no penalties related to uncertain tax positions. It is the Company's policy to recognize interest and/or penalties related to income tax matters in income tax expense.

There was no unrecognized tax benefits at December 31, 2008.

Wilson Bank does not expect that unrecognized tax benefits will significantly increase or decrease within the next 12 months. Included in the balance at December 31, 2008, were $5.3 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

The Company and its subsidiary file income tax returns in the United States ("U.S."), as well as the State of Tennessee. The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2005, which would include audits of acquired entities. The Company's Federal tax returns have been audited through December 31, 2003 with no changes.

(12) Commitments and Contingent Liabilities

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial position.

(12) ***Commitments and Contingent Liabilities, Continued***

Wilson Bank leases land for certain branch facilities and automatic teller machine locations. Future minimum rental payments required under the terms of the noncancellable leases are as follows:

Years Ending December 31,	*In Thousands*
2009	$ 140
2010	123
2011	86
2012	45
2013	2
Thereafter	16
	$ 412

Total rent expense amounted to $167,000, $167,000 and $162,000, respectively, during the years ended December 31, 2008, 2007 and 2006.

The Company has lines of credit with other financial institutions totaling $48,900,000. At December 31, 2008 and 2007, there was no balance outstanding under these lines of credit.

(13) ***Financial Instruments with Off-Balance-Sheet Risk***

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	In Thousands Contract or Notional Amount	
	2008	2007
Financial instruments whose contract amounts represent credit risk:		
Unused commitments to extend credit	$ 189,692	162,000
Standby letters of credit	22,005	20,992
Total	$ 211,697	182,992

(13) *Financial Instruments with Off-Balance-Sheet Risk, Continued*

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral normally consists of real property.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most guarantees extend from one to two years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The fair value of standby letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the likelihood of the counter parties drawing on such financial instruments and the present creditworthiness of such counter parties. Such commitments have been made on terms which are competitive in the markets in which the Company operates; thus, the fair value of standby letters of credit equals the carrying value for the purposes of this disclosure. The maximum potential amount of future payments that the Company could be required to make under the guarantees totaled $22.0 million at December 31, 2008.

(14) *Concentration of Credit Risk*

Practically all of the Company's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Company's market area. Practically all such customers are depositors of Wilson Bank. Investment in state and municipal securities also include governmental entities within the Company's market area. The concentrations of credit by type of loan are set forth in note 2 to the consolidated financial statements.

At December 31, 2008, the Company's cash and due from banks and federal funds sold included commercial bank deposits aggregating $21,392,000 in excess of the Federal Deposit Insurance Corporation limit of $250,000 per depositor.

Federal funds sold were deposited with five banks.

(15) *Employee Benefit Plan*

Wilson Bank has in effect a 401(k) plan (the "401(k) Plan") which covers eligible employees. To be eligible an employee must have obtained the age of 20 1/2. The provisions of the 401(k) Plan provide for both employee and employer contributions. For the years ended December 31, 2008, 2007 and 2006, Wilson Bank contributed $1,225,000, $1,099,000 and $961,000, respectively, to the 401(k) Plan.

(16) ***Dividend Reinvestment Plan***

Under the terms of the Company's dividend reinvestment plan (the "DRIP") holders of common stock may elect to automatically reinvest cash dividends in additional shares of common stock. The Company may elect to sell original issue shares or to purchase shares in the open market for the account of participants. Original issue shares of 108,132 in 2008, 53,518 in 2007 and 113,774 in 2006 were sold to participants under the terms of the DRIP.

(17) ***Regulatory Matters and Restrictions on Dividends***

The Company and Wilson Bank are subject to regulatory capital requirements administered by the Federal Deposit Insurance Corporation, the Federal Reserve and the Tennessee Department of Financial Institutions. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. The Company's capital classification is also subject to qualitative judgments about components, risk weightings and other factors. Those qualitative judgments could also affect the subsidiary bank's capital status and the amount of dividends the subsidiary may distribute.

The Company and Wilson Bank are required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators. At December 31, 2008, the Company and its bank subsidiary are required to have minimum Tier I and total risk-based capital ratios of 4.0% and 8.0%, respectively and a leverage ratio of 4%. The capital ratios required to be well-capitalized under the Prompt Corrective Action Provisions of the regulations administered by the federal banking agencies are 5.0%, 10.0% and 5.0%, respectively. The actual ratios of the Company and Wilson Bank were as follows:

	Wilson Bank Holding Company		Wilson Bank	
	2008	2007	2008	2007
Tier I ratio	11.40%	10.77%	11.32%	11.08%
Total risk-based ratio	12.54%	11.67%	12.47%	12.08%
Leverage ratio	8.96%	8.63%	8.91%	8.60%

As of December 31, 2008, the most recent notification from the banking regulators categorized the Company and Wilson Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the notification that management believes have changed the Company's or Wilson Bank's category.

(18) ***Deferred Compensation Plan***

Wilson Bank provides its executive officers a deferred compensation plan (the "Deferred Compensation Plan"), which also provides for death and disability benefits. The Deferred Compensation Plan was established by the Board of Directors to reward executive management for past performance and to provide additional incentive to retain the service of executive management. There were ten employees participating in the Deferred Compensation Plan at December 31, 2008.

The Deferred Compensation Plan provides retirement benefits for a period of 180 months after the employee reaches the age of 65 and/or age 55 after 20 years of service. The Deferred Compensation Plan also provides benefits over a period of fifteen years in the event the executive should die or become disabled prior to reaching retirement. Wilson Bank has purchased insurance policies or other assets to provide the benefits listed above. The insurance policies remain the sole property of Wilson Bank and are payable to Wilson Bank. At December 31, 2008 and 2007, the deferred compensation liability totaled $1,294,000 and $1,006,000, respectively, the cash surrender value of life insurance was $1,398,000 and $1,334,000, respectively, and the face amount of the insurance policies in force approximated $5,358,000 and $5,358,000, respectively. The Deferred Compensation Plan is not qualified under Section 401 of the Internal Revenue Code.

(19) ***Stock Option Plan***

In April, 1999, the stockholders of the Company approved the Wilson Bank Holding Company 1999 Stock Option Plan (the "Stock Option Plan"). The Stock Option Plan provides for the granting of stock options, and authorizes the issuance of common stock upon the exercise of such options, for up to 200,000 shares of common stock, to officers and other key employees of the Company and its subsidiaries. Furthermore, the Company may reserve additional shares for issuance under the Stock Option Plan as needed in order that the aggregate number of shares that may be issued during the term of the Stock Option Plan is equal to five percent (5%) of the shares of common stock then issued and outstanding.

Under the Stock Option Plan, stock option awards may be granted in the form of incentive stock options or nonstatutory stock options and are generally exercisable for up to ten years following the date such option awards are granted. Exercise prices of incentive stock options must be equal to or greater than 100% of the fair market value of the common stock on the grant date.

(19) ***Stock Option Plan, Continued***

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 using the modified-prospective transition method. Under that transition method, compensation cost recognized in the years beginning January 1, 2006 include: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R.

The fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2008, 2007 and 2006:

	2008	2007	2006
Expected dividends	2.24%	4.78%	4.78%
Expected term (in years)	7.75	7.75	7.75
Expected volatility	15.2%	15.2%	15.2%
Risk-free rate	5.16%	4.32%	4.32%

Expected volatility was calculated at 15.2% based upon the consideration of historical and implied volatility of similar publicly traded companies.

A summary of the stock option activity for 2008, 2007 and 2006 is as follows:

	2008		2007		2006	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	84,130	$ 16.76	97,304	$ 15.34	109,149	$ 14.20
Granted	2,499	31.70	6,001	29.63	7,333	26.63
Exercised	(17,520)	13.23	(16,107)	(12.61)	(16,771)	(12,26)
Forfeited	(2,523)	18.24	(3,068)	(18.89)	(2,407)	(19.24)
Outstanding at end of year	66,586	$ 18.19	84,130	$ 16.76	97,304	$ 15.34
Options exercisable at year end	26,572	$ 14.38	30,549	$ 13.47	33,189	$ 13.14

(19) *Stock Option Plan, Continued*

The following table summarizes information about fixed stock options outstanding at December 31, 2008:

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number Outstanding at 12/31/08	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Number Exercisable at 12/31/08	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
$ 11.46 - $ 16.88	38,796	$ 12.86	1.6 years	22,094	$ 12.38	1.3 years
$ 18.10 - $ 26.63	19,757	$ 23.71	6.0 years	3,945	$ 23.54	5.4 years
$ 29.63 - $ 33.75	8,033	$ 30.40	7.5 years	533	$ 29.63	7.0 years
	66,586			26,572		
Aggregate intrinsic value (in thousands)	$ 1,136			$ 554		

The weighted average fair value at the grant date of options granted during the years 2008, 2007 and 2006 was $7.48, $1.16 and $1.50, respectively. The total intrinsic value of options exercised during the years 2008, 2007 and 2006 was $386,000, $311,000 and $261,000, respectively.

SFAS No. 123R requires the cash flows resulting from the tax benefits of tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash flows. The Company had no excess tax benefits to reflect as financing cash inflows for the three years ended December 31, 2008.

As of December 31, 2008, there was $50,000 of total unrecognized cost related to non-vested share-based compensation arrangements grant under the Stock Option Plan. The cost is expected to be recognized over a weighted-average period of 3.3 years.

(20) *Earnings Per Share*

SFAS No. 128 "Earnings Per Share" ("SFAS No. 128") establishes uniform standards for computing and presenting earnings per share. The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. For the Company, the computation of diluted earnings per share begins with the basic earnings per share plus the effect of common shares contingently issuable from stock options. Share and per share data for 2007 and 2006 have been restated to reflect a 4 for 3 stock split effective May 7, 2007.

(20) Earnings Per Share, Continued

The following is a summary of the components comprising basic and diluted earnings per share ("EPS"):

	In Thousands (except share data)		
	2008	2007	2006
Basic EPS Computation:			
Numerator - Earnings available to common stockholders	$ 11,398	10,936	10,575
Denominator - Weighted average number of common shares outstanding	6,996,442	6,901,447	6,771,455
Basic earnings per common share	$ 1.63	1.58	1.56
Diluted EPS Computation:			
Numerator - Earnings available to common stockholders	$ 11,398	10,936	10,575
Denominator:			
Weighted average number of common shares outstanding	6,996,442	6,901,447	6,771,455
Dilutive effect of stock options	29,379	35,994	39,602
	7,025,821	6,937,441	6,811,057
Diluted earnings per common share	$ 1.62	1.58	1.55

(21) *Wilson Bank Holding Company - Parent Company Financial Information*

WILSON BANK HOLDING COMPANY
(Parent Company Only)

Balance Sheets

December 31, 2008 and 2007

	Dollars In Thousands	
	2008	2007
ASSETS		
Cash	$ 554*	243*
Investment in wholly-owned commercial bank subsidiary	128,348	117,766*
Refundable income taxes	216	176
Total assets	$ 129,118	118,185
LIABILITIES AND STOCKHOLDERS' EQUITY		
Stockholders' equity:		
Common stock, par value $2.00 per share, authorized 10,000,000 shares, 7,042,042 and 6,916,390 shares issued and outstanding, respectively	$ 14,084	13,833
Additional paid-in capital	38,078	34,373
Retained earnings	77,524	70,368
Unrealized losses on available-for-sale securities, net of income taxes of $352,000 and $241,000, respectively	(568)	(389)
Total stockholders' equity	129,118	118,185
Total liabilities and stockholders' equity	$ 129,118	118,185

*Eliminated in consolidation.

(21) ***Wilson Bank Holding Company - Parent Company Financial Information, Continued***

WILSON BANK HOLDING COMPANY
(Parent Company Only)

Statements of Earnings and Comprehensive Earnings

Three Years Ended December 31, 2008

	Dollars In Thousands		
	2008	2007	2006
Expenses:			
Directors' fees	$ 376	376	372
Other	43	43	29
Loss before Federal income tax benefits and equity in undistributed earnings of commercial bank subsidiaries	(419)	(419)	(401)
Federal income tax benefits	216	176	147
	(203)	(243)	(254)
Equity in undistributed earnings of commercial bank subsidiaries	11,601*	11,179*	10,829*
Net earnings	11,398	10,936	10,575
Other comprehensive earnings (losses), net of tax:			
Net unrealized gains (losses) on available-for-securities arising during period, net of taxes of $23,000, $651,000 and $346,000, respectively	(36)	1,049	556
Reclassification adjustments for net losses (gains) included in net earnings, net of taxes of $88,000 and $48,000 in 2008 and 2006, respectively	(143)	-	78
Other comprehensive earnings (losses)	(179)	1,049	634
Comprehensive earnings	$ 11,219	11,985	11,209

*Eliminated in consolidation.

(21) *Wilson Bank Holding Company - Parent Company Financial Information, Continued*

WILSON BANK HOLDING COMPANY
(Parent Company Only)

Statements of Changes in Stockholders' Equity

Three Years Ended December 31, 2008

Dollars In Thousands

	Common Stock	Additional Paid-In Capital	Retained Earnings	Net Unrealized Gain (Loss) On Available-For-Sale Securities	Total
Balance December 31, 2005	$ 9,992	31,502	55,688	(2,072)	95,110
Cash dividends declared, $.68 per share	-	-	(4,525)	-	(4,525)
Issuance of 113,774 shares of stock pursuant to dividend reinvestment plan	227	3,924	-	-	4,151
Issuance of 12,587 shares of stock pursuant to exercise of stock options	25	181	-	-	206
Share based compensation expense	-	17	-	-	17
Net change in unrealized loss on available-for-sale securities during the year, net of taxes of $394,000	-	-	-	634	634
Net earnings for the year	-	-	10,575	-	10,575
Balance December 31, 2006	10,244	35,624	61,738	(1,438)	106,168
Cash dividends declared, $.34 per share	-	-	(2,306)	-	(2,306)
Issuance of 53,518 shares of stock pursuant to dividend reinvestment plan	107	2,007	-	-	2,114
Issuance of 1,724,425 shares of stock pursuant to a 4 for 3 stock split	3,450	(3,450)	-	-	-
Issuance of 16,107 shares of stock pursuant to exercise of stock options	32	171	-	-	203
Share based compensation expense	-	21	-	-	21
Net change in unrealized loss on available-for-sale securities during the year, net of taxes of $651,000	-	-	-	1,049	1,049
Net earnings for the year	-	-	10,936	-	10,936
Balance December 31, 2007	13,833	34,373	70,368	(389)	118,185
Cash dividends declared, $.60 per share	-	-	(4,168)	-	(4,168)
Issuance of 108,132 shares of stock pursuant to dividend reinvestment plan	216	3,487	-	-	3,703
Cumulative effect of change in accounting principle related to deferred compensation plan net of taxes of $46,000	-	-	(74)	-	(74)
Issuance of 17,520 shares of stock pursuant to exercise of stock options	35	197	-	-	232
Share based compensation expense	-	21	-	-	21
Net change in unrealized loss on available-for-sale securities during the year, net of taxes of $111,000	-	-	-	(179)	(179)
Net earnings for the year	-	-	11,398	-	11,398
Balance December 31, 2008	$ 14,084	38,078	77,524	(568)	129,118

(21) *Wilson Bank Holding Company -*
Parent Company Financial Information, Continued

WILSON BANK HOLDING COMPANY
(Parent Company Only)

Statements of Cash Flows

Three Years Ended December 31, 2008

Increase (Decrease) in Cash and Cash Equivalents

	Dollars In Thousands		
	2008	2007	2006
Cash flows from operating activities:			
Cash paid to suppliers and other	$ (398)	(398)	(384)
Tax benefits received	176	147	118
Net cash used in operating activities	(222)	(251)	(266)
Cash flows from investing activities:			
Dividends received from commercial bank subsidiary	766	325	450
Net cash provided by investing activities	766	325	450
Cash flows from financing activities:			
Dividends paid	(4,168)	(2,306)	(4,525)
Proceeds from sale of stock	3,703	2,114	4,151
Proceeds from exercise of stock options	232	203	206
Net cash provided by (used in) financing activities	(233)	11	(168)
Net increase in cash and cash equivalents	311	85	16
Cash and cash equivalents at beginning of year	243	158	142
Cash and cash equivalents at end of year	$ 554	243	158

(21) *Wilson Bank Holding Company -*
Parent Company Financial Information, Continued

WILSON BANK HOLDING COMPANY
(Parent Company Only)

Statements of Cash Flows, Continued

Three Years Ended December 31, 2008

Increase (Decrease) in Cash and Cash Equivalents

	Dollars In Thousands		
	2008	2007	2006
Reconciliation of net earnings to net cash used in operating activities:			
Net earnings	$ 11,398	10,936	10,575
Adjustments to reconcile net earnings to net cash used in operating activities:			
Equity in earnings of commercial bank subsidiaries	(11,601)	(11,179)	(10,829)
Increase in refundable income taxes	(40)	(29)	(29)
Share based compensation expense	21	21	17
Total adjustments	(11,620)	(11,187)	(10,841)
Net cash used in operating activities	$ (222)	(251)	(266)
Supplemental Schedule of Non-Cash Activities:			
Issuance of 1,724,425 shares of common stock pursuant to a 4 for 3 stock split	$ -	3,450	-

(22) ***Disclosures About Fair Value of Financial Instruments***

During the first quarter of 2008, the Company adopted SFAS No. 157 "Fair Value Measurements," which establishes a fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted price (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in market that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Except for marketable securities, the Company does not account for any other assets or liabilities using fair value. Substantially all marketable securities are considered Level 2 assets since their fair values are determined using observable pricing inputs.

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements at December 31, 2008		
(in 000's)	Carrying Value at December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant* Other Observable Inputs (Level 2)	Significant Observable Inputs (Level 3)
Assets:				
Available-for-sale securities	$ 194,167	1,016	193,151	-
Impaired loans	10,408	-	10,408	-

Available-for-sale securities are measured on a recurring basis and are obtained from an independent pricing service. The fair values are based on quoted market prices of comparable securities, broker quotes or comprehensive interest rate tables and pricing matrices.

Impaired loan balances in the table above represent those collateral-dependent loans where management has estimated the credit loss by comparing the loans' carrying values against the expected realized fair values of the collateral securing those loans. As of December 31, 2008 impaired loans had a carrying amount of $10,408,000, with a valuation allowance of $1,810,000.

(22) Disclosures About Fair Value of Financial Instruments, Continued

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"), requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments.

Cash and short-term investments

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities

The carrying amounts for short-term securities approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns. The fair value of longer-term securities and mortgage-backed securities, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

SFAS No. 107 specifies that fair values should be calculated based on the value of one unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications, or estimated transaction costs. Accordingly, these considerations have not been incorporated into the fair value estimates.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, mortgage, credit card and other consumer. Each loan category is further segmented into fixed and adjustable rate interest terms.

The fair value of the various categories of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining average estimated maturities.

(22) Disclosures About Fair Value of Financial Instruments, Continued

Loans, Continued

The estimated maturity for mortgages is modified from the contractual terms to give consideration to management's experience with prepayments. Management has made estimates of fair value discount rates that it believes to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented below would be indicative of the value negotiated in an actual sale.

The value of the loan portfolio is also discounted in consideration of the credit quality of the loan portfolio as would be the case between willing buyers and sellers. Particular emphasis has been given to loans on Wilson Bank's internal watch list. Valuation of these loans is based upon borrower performance, collateral values (including external appraisals), or certain other factors.

Deposit Liabilities

The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. Under the provision of SFAS No. 107, the fair value estimates for deposits does not include the benefit that results from the low cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Securities Sold Under Repurchase Agreements

The securities sold under repurchase agreements are payable upon demand. For this reason the carrying amount is a reasonable estimate of fair value.

Advances from Federal Home Loan Bank

The fair value of the advances from the Federal Home Loan Bank are estimated by discounting the future cash outflows using the current market rates.

(22) Disclosures About Fair Value of Financial Instruments, Continued

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written

Loan commitments are made to customers generally for a period not to exceed one year and at the prevailing interest rates in effect at the time the loan is closed. Commitments to extend credit related to construction loans are generally made for a period not to exceed six months with interest rates at the current market rate at the date of closing. In addition, standby letters of credit are issued for periods extending from one to two years with rates to be determined at the date the letter of credit is funded. Fees are only charged for the construction loans and the standby letters of credit, and the amounts unearned at December 31, 2008 and 2007 are insignificant. Accordingly, these commitments have no carrying value, and management estimates the commitments to have no significant fair value.

The carrying value and estimated fair values of the Company's financial instruments at December 31, 2008 and 2007 are as follows:

	In Thousands			
	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and short-term investments	$ 59,243	59,243	59,575	59,575
Securities	205,260	205,188	223,381	223,411
Loans, net of unearned interest	1,089,185		997,526	
Less: allowance for loan losses	12,138		9,473	
Loans, net of allowance	1,077,047	1,079,607	988,053	989,183
Loans held for sale	3,541	3,541	6,034	6,034
Restricted equity securities	3,100	3,100	2,983	2,983
Financial liabilities:				
Deposits	1,248,500	1,257,120	1,182,590	1,186,242
Securities sold under repurchase agreements	7,447	7,447	9,771	9,771
Advances from Federal Home Loan Bank	13,811	13,997	15,470	15,745
Unrecognized financial instruments:				
Commitments to extend credit	-	-	-	-
Standby letters of credit	-	-	-	-

(22) *Disclosures About Fair Value of Financial Instruments, Continued*

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on estimating on-and-off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, Wilson Bank has a mortgage department that contributes net fee income annually. The mortgage department is not considered a financial instrument, and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred tax assets and liabilities and property, plant and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(23) *Quarterly Financial Data (Unaudited)*

Selected quarterly results of operations for the four quarters ended December 31 are as follows:

(In Thousands, except per share data)

	2008				2007			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$ 20,383	21,731	22,019	22,224	21,331	22,415	21,532	20,604
Net interest income	11,238	12,170	11,664	10,893	9,591	10,566	10,055	9,949
Provision for loan losses	3,366	1,212	1,224	916	1,788	805	790	762
Earnings before income taxes	3,346	5,396	5,013	4,684	3,862	4,651	4,559	4,103
Net earnings	2,172	3,289	3,063	2,874	2,705	2,875	2,820	2,536
Basic earnings per common share	.31	.47	.44	.41	.38	.42	.41	.37
Diluted earnings per common share	.30	.47	.44	.41	.38	.42	.41	.37

Holding Company & Stock Information

Wilson Bank Holding Company Directors and Executive Officers

Mackey Bentley, Chairman; Randall Clemons, President & CEO; Charles Bell; Jack Bell; Jimmy Comer; Jerry Franklin; John Freeman; Marshall Griffith; Harold Patton; James Anthony Patton; Elmer Richerson, Executive Vice President; John R. Trice; Bob VanHooser.

Common Stock Market Information

The common stock of Wilson Bank Holding Company is not traded on an exchange nor is there a known active trading market. The number of stockholders of record at February 1, 2009 was 2,812. Based solely on information made available to the Company from limited numbers of buyers and sellers, the Company believes that the following table sets forth the quarterly range of sale prices for the Company's stock during the years 2007 and 2008. The information set forth below has been adjusted to reflect a four for three split for shareholders of record as of May 8, 2007.

Stock Prices

2007		
First Quarter	$29.62	$28.87
Second Quarter	$31.00	$29.62
Third Quarter	*$40.00	$31.00
Fourth Quarter	*$40.00	$32.00
2008		
First Quarter	$33.75	$32.00
Second Quarter	$34.25	$33.75
Third Quarter	$34.75	$34.25
Fourth Quarter	$35.25	$34.75

*Represents one transaction of which the Company is aware during the quarter. The sale price was at least $3.00 higher than any other trade during the quarter of which the Company is aware.

On January 1, 2007, a $.34 per share cash dividend was declared and paid to shareholders of record on that date. On January 1, 2008, a $.30 per share cash dividend was declared and on July 1, 2008, a $.30 per share cash dividend was declared and paid to shareholders of record on those dates. Future dividends will be dependent upon the Company's profitability, its capital needs, overall financial condition, economic and regulatory consideration.

Annual Meeting and Information Contacts

The Annual Meeting of Shareholders will be held in the Main Office of
Wilson Bank Holding Company at 7:00 P.M., April 14, 2009
at 623 West Main Street, Lebanon, Tennessee.

For further information concerning Wilson Bank Holding Company or Wilson Bank & Trust, or ain a copy of the Company's Annual Report on Form 10-K as filed with the Securities and nge Commission, which is available without charge to shareholders, please contact Lisa Pominski, 'ilson Bank & Trust, P.O. Box 768, Lebanon, Tennessee 37088-0768, phone (615) 443-6612.

NOTES

WILSON BANK HOLDING COMPANY FIVE YEAR PERFORMANCE INDEX



300
250
200
150
100
50
2003
2004
2005
2006
2007
2008

The following graph compares the percentage change in the unaudited total return on the Wilson Bank Holding Company's common stock against the cumulative total return of the NASDAQ Index and The Carson Medlin Company's Independent Bank Index between December 31, 2003 and December 31, 2008. The graph assumes the value of the investment in Wilson Bank Holding Company's common stock and each index was $100 at December 31, 2003 and that all dividends were reinvested.

	2003	2004	2005	2006	2007	2008
Wilson Bank Holding Company	100	114	132	151	175	253
Independent Bank Index	100	118	127	144	103	81
NASDAQ Index	100	109	111	122	132	64

WILSON
BANK HOLDING CO.

623 West Main Street • Lebanon, Tennessee 37087
(615) 444-BANK (2265)
www.wilsonbank.com